As filed with the U.S. Securities and Exchange Commission on October ______, 2025.

Registration No. ______________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

COMBOOX DAO LLC

(Name of small business issuer in its charter)

Wyoming	6794	38-432-2575
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 N Gold St Ste R
Sheridan, Wyoming 82801
(307) 200-2803

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Registered Agents Inc
30 N Gold St Ste R
Sheridan, Wyoming 82801
(307) 200-2803

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Non-accelerated filer ☑	Accelerated filer ☐ Smaller reporting company ☑ Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS

Subject to Completion

October _________, 2025

COMBOOX DAO LLC

(A Wyoming Limited Liability Company)

Offering $3,760,000 Class B Shares

ComBoox DAO LLC ("we","our" or the "Company") is a Wyoming limited liability company electing to be a decentralized autonomous organization ("DAO") pursuant to the Wyoming Limited Liability Company Act (the "Act") and the Wyoming Decentralized Autonomous Organization Supplement (the "Supplement"), formed on November 8, 2023.

This prospectus relates to the offer and sale of our Class B members' ownership interests and rights ("Class B Shares") of the Company. We are offering for sale 37,600,000,000 Class B Shares (the "Offered Shares") at an offering price of $ 0.0001 per share.

We have already offered and sold 2,500,000,000 Class A Shares and 500,000,000 Class B Shares, with par value of each Share as 0.0001 USD. Each Class A Share entitles the holder to forty votes per share, while each Class B Share entitles the holder to one vote per share. However, both Class A and Class B Shares carry equal economic rights, including the same per-share entitlement to profit distributions and liquidation proceeds. See "Dilution" for additional information regarding the Class A Shares.

As of the date of this Registration Statement, the Founding Member, Mr. Li Li, owns and holds 100% of the Company's issued Class A Shares and 100% of the Company's issued Class B Shares. Following the offering, assuming full subscription of the Class B Shares as planned, the Founding Member's ownership will be as follows: 100% of Class A Shares, 1.31% of Class B Shares, representing in total approximately 72.77% of the Company's voting power.

Pursuant to the currently effective Operating Agreement, the approval of an Ordinary Resolution requires at least 75% of the voting power, and the approval of a Special Resolution requires at least 80% of the voting power. Accordingly, without the support of the Founding Member, no Ordinary Resolution or Special Resolution can be passed.

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The Company will be arranged, as much as possible, as a passive income entity and an on-chain DAO. It will hold the intellectual property right ("IPR") of smart contracts, and will automatically collect royalties incurred thereof as its revenue. All assets of the Company will be held or materially controlled by smart contracts on the public block chain. All payments and legal acts of the Company can only be conducted upon prior approvals of members by public voting. No employees will be hired, and no managers or members will be paid for remuneration either. All the legal acts of members and the Company will be automatically recorded and processed by predefined smart contracts, and can only be triggered by the specific right-holders directly with no intermediaries or agents involved.

Prior to this offering, there has been no public market for our shares, and, probably there will be no such legal markets within a predictable future either. Subject to the satisfaction of certain contingent conditions: (1) the registration statement, of which this prospectus forms a part, is qualified by the United States Securities and Exchange Commission (the "SEC"); (2) the Company is either registered with the SEC as a transfer agent for its own shares or has entered into a collaboration with a registered transfer agent; and (3) the Company's smart contracts for share trading by listing are integrated with a registered Alternative Trading System ("ATS"), an initial public offering ("IPO") will be conducted.

Investors may use USDC to directly acquire Offered Shares at the offering price under the automatically control and execution of our smart contracts. Upon closing, new shares will be automatically issued to investors and the consideration paid in USDC will be received and held by the Company directly. During the entire process of the IPO, no underwriters, brokers, dealers or other intermediaries will be involved.

We are offering our Class B Shares on a best efforts basis directly to the public without the involvement of underwriters, placement agents, or broker-dealers. No party has committed to purchase or sell any quantity of securities, and there can be no assurance that all or any portion of the offered securities will be sold. This offering will terminate on the earlier of (i) the date on which the maximum offering amount is sold or (ii) the date that is 360 days following the commencement of this offering, unless earlier terminated by us in our sole discretion. There is no minimum aggregate offering amount and no minimum purchase requirement applicable to investors. Subscriptions will be accepted on a rolling basis, and subscribed funds will be delivered directly to us upon acceptance.

We have not established an escrow, trust, or similar account for investor funds. Accordingly, investors will not have the protection of a contingency or escrow arrangement, and subscribed funds will be immediately available for our use regardless of the amount raised. As a result, investors bear the risk that we may raise only limited proceeds and may be unable to execute our broader business development plans.

We are an "emerging growth company", as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we are subject to reduced public company reporting requirements. We have not generated any incomes or profits.

These securities are highly speculative and involve a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 6 to read about factors you should consider before buying our Shares.

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	Per Share	Total Value
Initial Public Offering Price	$ 0.0001	$ 3,760,000.00
Underwriting Discounts and Commissions:	$ 0.00	$ 0.00
Proceeds to the Company, before expenses:	$ 0.0001	$ 3,760,000.00

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October ____, 2025.

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Please read this prospectus carefully. It describes our business, our financial condition and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

We have not authorized anyone to provide you with any information other than that contained in this prospectus. We do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of date on the cover hereof regardless of the time of delivery of this prospectus or any sale of Offered Shares. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of these securities in any jurisdiction where the offer thereof is not permitted.

For investors outside the United States: We have not taken any action that would permit this Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus.

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1 GLOSSARY OF TERMS

We provide this glossary to help those reading this prospectus understand the industry and other technical terms that are used in this prospectus. For many of these terms, there is no generally accepted definition. In this glossary, we present our definition of such terms as used in this prospectus.

(1) "Act" means The Wyoming Limited Liability Company Act, as amended from time to time.

(2) "Arbitrum One" means the Ethereum layer-2 public blockchain network operating under the name "Arbitrum One", which is connected to the main net of Ethereum and uses a technology called "Optimistic Rollups" to improve the scalability and efficiency of Ethereum.

(3) "AML" means Anti-Money Laundering.

(4) "ATS" means Alternative Trading System.

(5) "Backup Key" means the other account address added by a user into its ComBoox user account, which may also be recognized by Registration Center to retrieve the User Number for identification purpose.

(6) "Buy Orders" means the limit buy orders and market buy orders created and placed on the List of Orders by the Verified Investors, together with sufficient ETH or USDC paid as consideration or margin, to purchase the offered Shares in Initial Offers or Sell Orders at a specific bid price or market price (Price of Paid) with a specific amount (Paid Value), in accordance with the relevant Listing Rule.

(7) "Cashier" means the Smart Contract adopted by the Company to hold USDC on its behalf and to automatically record, maintain and publicly document payment and receipt transactions in USDC.

(8) "CBP" or "ComBoox Points" means the ERC-20 token booked in Registration Center, the primary function of which is to act as the ComBoox Community's utility token to automatically calculate, collect and transfer royalties from user of Templates to the relevant intellectual properties' holder.

(9) "Closed Deals" means the deals established and settled automatically via List of Orders upon placement of a Buy Order by matching and closing the Buy Order with the available Initial Offers and Sell Orders with equal or lower offer price. They will be automatically recorded as events in List of Orders.

(10) "ComBoox" or "ComBoox Platform" means the company book-entry platform consisting of a core smart contract called "Registration Center" and a set of Template Contracts deployed on Arbitrum One, which is designed for share registration and corporate statutory books-keeping, and aims to assist users to quickly establish a legal, secure, transparent and reliable smart contract system to enable the company's stakeholders to perform legal acts related to share transactions or corporate governance in a self-service mode.

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(11) "ComBoox Community" means the open, unincorporated, loose organization of CBP holders, whose primary function is to decide, through discussion forums and public voting, which new template smart contracts is suitable to be included into the ComBoox Platform, so as to improve or expand the functionality thereof.

(12) "Company" means ComBoox DAO LLC.

(13) "Contractual Transfer" means the transfer mode of Shares which shall be carried out in accordance with an Investment Agreement that the seller and the buyer entered into previously, in which the basic transaction elements shall be set out clearly such as Paid Price, Paid Value, Class of Share, payment method, and closing deadline etc.

(14) "CTF" means Counter-Terrorist Financing.

(15) "DAO" means on-chain decentralized autonomous organization.

(16) "Days" means natural days, each consisting of 24 hours.

(17) "Dollar", "USD" or "$" means the legal currency of the United States.

(18) "DVP" means Delivery-versus payment.

(19) "ETH" means the native utility token of the Arbitrum One network, issued 1:1 against Ether locked on the Ethereum mainnet bridge, used for paying transaction fees and transferable among accounts on Arbitrum One.

(20) "ExRate"means the fixed exchange rate, predefined and adjusted by the Company.

(21) "Founding Member" means the member who set up the Company and invested Royalty Interests as his initial capital contribution in exchange for his Shares.

(22) "Fuel Tank" means a smart contract deployed on Arbitrum One that serves as an exchange pool, enabling users to buy CBP at a fixed rate set by the company, while also allowing the company to manage supply and collect revenue in ETH.

(23) "General Meeting" means the ONLY decision -making authority of the Company which consists of all member. All legal acts conducted on behalf of the Company shall be subject to a prior approval by the General Meeting, either through an Ordinary Resolution or a Special Resolution, and any off-chain legal documents shall only become legally effective and binding on the Company upon such approval.

(24) "General Meeting Minutes" means the Smart Contract adopted by the Company to automatically book and maintain the public record of the proposals and voting results at General Meetings. Each proposal, proxy, vote and resolution shall only be effective and legally binding on the Company and the member upon its registration in General Meeting Minutes.

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(25)"General Keeper" means the core Smart Contract that represents the legal entity of the Company to hold crypto assets, to receive revenue incurred from Royalty Interests, to elect or impeach any managers, to make payments, and to conduct any legal acts on behalf of the Company on Arbitrum One. Therefore, contract address of General Keeper shall be specified as and can be retrieved from, directly or indirectly, the "public available identifier" in the Articles in accordance with Section 17-31-106(b) of the Supplement.

(26) "Initial Offers" means the limit sell orders created and placed on the List of Orders by the authorized issuer on behalf of the Company to issue new Shares of the relevant Class at a specific offer price (Price of Paid) with a specific amount (Par Value and Paid Value) and the available hours thereof, in accordance with the relevant Listing Rule, which shall also set forth other necessary elements of a capital increase deal, such as Voting Weight and Distribution Weight.

(27) "Initial Public Offering" or "IPO" refers to a company's first public sale of equity securities on a registered stock exchange.

(28) "IPR" means intellectual property rights.

(29) "Hague Service Convention" means the Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters, concluded at The Hague on 15 November 1965.

(30) "KYC" means Know Your Customer.

(31) "List of ETH Orders" means the Smart Contract adopted by the Company to book and maintain the public records of Listing Trade in ETH, which will automatically record the Initial Offers, Sell Orders, Buy Orders, as well as the Closed Deals concerned.

(32) "List of USD Orders" means the Smart Contract adopted by the Company to book and maintain the public records of Listing Trade in USDC, which will automatically record the Initial Offers, Sell Orders, Buy Orders, as well as the Closed Deals concerned.

(33) "List of Orders" is the collective term for the List of ETH Orders and the List of USD Orders.

(34) "Listing Rule" means the rule governing the Listing Transfer of specific Class of Shares with respect to the title of issuer, Class of Shares, maximum Par Value, title of verifier, maximum quantity of Investors, ceiling price, floor price, lockup days, off listing price, Voting Weight, Distribution Weight and other attributes concerned, which shall be incorporated by a Shareholders Agreement and approved by Special Resolution.

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(35) "Listing Transfer" means that the transfer of Shares that is arranged by listing, i.e. the seller may place Sell Orders on the List of Orders with its acceptable offer price and sell amount, thereafter, the buyer may accordingly place Buy Orders on the List of Orders with its acceptable bid price and buy amount, and the system will automatically match and settle the Sell Orders against each Buy Order on the basis of their price and amount.

(36) "Managers" means the administrative officer elected by Ordinary Resolution, who have NO decision-making powers but may execute any administrative, commercial or technical matters authorized by this Agreement or approved by Ordinary Resolution.

(37) "Members" means the equity owners of the Company, who may enjoy and exercise the distribution rights to the profits and residual assets in proportion to the aggregate Distribution Points of each member and may enjoy and exercise the voting rights in proportion to the aggregate Voting Points of each member. For the purposes of the Operating Agreement and in most contexts relating to the Company, the term "member" may usually be used interchangeably with the term "shareholder".

(38) "Offered Shares" means the 37,600,000,000 Class B shares being offered by the company at an offering price of $0.0001 per share, representing the specific class of securities available for subscription by investors in this issuance.

(39) "Operating Agreement" means the decentralized autonomous organization operating agreement of the Company, which may be approved, adopted, and/or amended pursuant to the Agreement, as well as the Company's Articles of Organization.

(40) "Ordinary Resolution" means a resolution passed at a General Meeting by a special majority of the members voting in person or by proxy on the relevant motion, where the total number of Voting Points represented by the votes in favor of the motion exceeds three times the number of votes cast against it.

(41) "OTC" means Over-the-Counter.

(42) "Prime Key" means the external account address or smart contract address used to register a user's account with ComBoox that can be recognised by Registration Center to retrieve the relevant User Number for identity verification purposes.

(43) "Registration Center" means the core smart contract of ComBoox deployed on Arbitrum One at the address as publicly disclosed on ComBoox's website and its white paper, which has the following primary functions:

a) User Registration: to register users of ComBoox against their Prime Key;

b) CBP book keeping: to record balance amount of CBP for each account holder;

c) Document Registration: to register Template Contracts and their clone copies according to the contract address; and

d) Royalty Collecting: to automatically transfer certain amount of CBP from the user to the author as royalty when the user calls certain write function of the smart contract created based on the specific Template Contract developed by the author.

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(44) "Register of Investors" means the Smart Contract adopted by the Company to book and maintain the public records of Verified Investors. Any application, approval, or revocation of any Verified Investors shall only be effective and legally binding on the Company and members upon its entry into Register of Investors.

(45) "Register of Members" means the Smart Contract adopted by the Company to book and maintain the public records of members and their shareholding situation. Any admission, alteration or revocation of any member can only be effective and legally binding to the Company and members upon its book-entry on Register of Members.

(46) "Register of Shares" means the Smart Contract adopted by the Company to book and maintain the public record of Shares, i.e. the Certificate of Contribution concerned. Any creation, alteration or revocation of any Share can only be effective and legally binding to the Company and members upon its book-entry on Register of Shares.

(47) "Royalty Interests" means a type of passive (non-operational) interest contributed by the Founding Member that provides the right to revenues generated from the use of ComBoox's Templates, consisting of: (1) royalties collected automatically, as the intellectual property right holder, from the user who invokes the corresponding write function of the smart contracts cloned based on the Templates; and (2) commissions collected automatically, as the owner of ComBoox Platform, by splitting the fore mentioned royalty revenues.

(48) "SEC" means the United States Securities and Exchange Commission.

(49) "Sell Orders" means the limit sell orders and market sell orders created and placed on the List of Orders by the shareholders to transfer their Shares at a specific offer price or market price (Price of Paid) with a specific amount (Par Value and Paid Value) and available hours thereof, in accordance with the relevant Listing Rule.

(50) "Shares" means a member's ownership interests and rights in the Company, which will be booked automatically on Register of Shares in form of a digital object named "Certificate of Contribution".

(51) "Shareholder" has the same meaning with "member", which means the equity owners of the Company, who may enjoy and exercise the distribution rights to the profits and residual assets in proportion to the aggregate Distribution Points of each member and may enjoy and exercise the voting rights in proportion to the aggregate Voting Points of each member.

(52) "Shareholders Agreement" means the Smart Contract adopted by the Company to record and maintain the public records of the Operating Agreement, its amendments and any restated new edition thereof. In case there is any discrepancies between the Operating Agreement and the effective Shareholders Agreement, the Shareholders Agreement shall prevail.

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(53) "Smart Contracts" means the smart contracts adopted by the Company, pursuant to Section 17-31-106 of the Supplement, to govern the operations of the Company which shall be the fundamental basis for verifying the legal documents of the Company. In the event of any conflict between the Articles and the Smart Contracts, the Smart Contracts shall prevail. In the event of any conflict between the Articles and the Operating Agreement, the Articles shall prevail. In the event of any conflict between the Operating Agreement and the Smart Contracts, the Smart Contracts shall prevail. Any time the Smart Contracts are changed, the members shall cause the Articles and the Operating Agreement to be amended accordingly. The information of Smart Contracts can be queried through the specific Smart Contract representing the legal entity of the Company named "General Keeper".

(54) "Special Resolution" means a resolution passed at a General Meeting by a special majority of the members voting in person or by proxy on the relevant motion, where the total number of Voting Points represented by the votes in favor of the motion exceeds four times the number of votes cast against it.

(55) "Supplement" means The Wyoming Decentralized Autonomous Organization Supplement, as amended and in effect from time to time.

(56) "Template Smart Contracts" or "Templates" means the smart contracts adopted by the ComBoox Community and registered in Registration Center as templates to create clone copies for its users to deploy and use on ComBoox.

(57) "Transfer Agent" or "TA" means the service provider responsible for managing and maintaining records of securities ownership on behalf of a company.

(58) "USDC" or "USD Coin" means a United States dollar-pegged stable coin issued and managed by Circle Internet Financial, LLC, recorded on Arbitrum One at the address "0xaf88d065e77c8cC2239327C5EDb3A432268e5831", and designed to maintain a stable value of $1.00 per USDC.

(59) "Users" means the external account holder or the smart contract that has registered as a user with ComBoox by calling the specific function of Registration Center, each of whom is assigned a User Number that represents their unique identity against their Prime Key or Backup Key.

(60) "User Number" means a user's identity number in ComBoox, which is automatically assigned by Registration Center during the registration process. Both the Prime Key and the Backup Key can be recognized by Registration Center to automatically return the corresponding User Number, which can be further used for identity verification, access control or confirmation of legal rights.

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(61) "Verified Investor" means the user that already has his or her identity and other relevant materials verified: (1) by the relevant service provider engaged by the Company; or (2) by the manager in person. Only Verified Investor can participate in Listing Transfer, or acquire Shares of the Company to become a member, and the manager may revoke the qualification of Verified Investor, according to the suggestion of the relevant service provider, or pursuant to any applicable laws or regulations.

2 TRADEMARKS AND COPYRIGHTS

Founding Member owns or plans to apply for rights to trademarks or trade names that we use or intend to use in connection with the operation of our business, including our names, logos and website names. In addition, Founding Member owns or has the rights to patent applications, copyrights, trade secrets and other proprietary rights that protect the intellectual property used in our business, including the ComBoox Platform. In addition to the exclusive intellectual properties of ComBoox invested by Founding Member as his initial capital contribution, we also have the rights to use trademarks and trade names under royalty free, non-exclusive licenses granted by Founding Member. Our use or display of such trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their copyright and trade mark symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

3 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements convey our current expectations or forecasts of future events and are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain.

Any statements contained in the prospectus that are not statements of historical fact may be forward-looking statements, which are generally identifiable by use of terminology such as "may," "will," "should," "potential," "plan," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading "Risk Factors". Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this prospectus.

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Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise.

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4 PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus. Before you make an investment decision, you should read this entire prospectus carefully, including the risks of investing in our securities discussed under the section of this prospectus entitled "Risk Factors" and similar headings. You should also carefully read our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

The Company's Business

The Company is a Wyoming limited liability company electing to be a DAO pursuant to the Act and the Supplement, formed on November 8, 2023. We are engaged in the business of acquiring, holding, and commercializing the IPR related to the ComBoox Platform-a block chain-based infrastructure for automating corporate record keeping and governance through smart contracts.

ComBoox Platform

Human civilization has entered the 21st century. Most wealth exists in the form of book-entry interests. To regulate these wealth and their trading activities, various laws, charters and contracts are established, and different centralized intermediaries are involved. However, in case these laws, charters or contracts are violated, people can only rely on judicial remedies, which are proven to be costly and time-consuming.

The emergence of block chain technology offers a new solution. That is, to define the rules and terms in smart contracts, and use the distributed systems to automatically keep the book-entry records. By implementing the basic concepts of "Code Is Law" and "Decentralization", the terms and conditions defined by legal documents can be implemented by rigid code, and the human management of centralized intermediaries can be replaced by consensus protocols and smart contracts with automated operation.

This establishes an automated mode of asset bookkeeping and transaction management in which owners can directly manage and dispose their assets without relying on any intermediaries or counter parties.

Among the book-entry interests, except for deposit currency, company equity is probably the most important and critical category. The company is the carrier of various assets and also the investment target of capital. Its external legal acts are the main components of modern commercial activities, while its internal governance involves the rights and interests of many investors. Therefore, company equity is the critical joint linking the capital and assets, commercial activities and corporate governance.

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ComBoox is a company book-entry platform consists of a core smart contract named "Registration Center" and a series of Template Smart Contracts ("Templates") deployed on the Ethereum layer-2 public blockchain network operating under the name "Arbitrum One" ("Arbitrum One"), which is designed for automatic registering equity shares and keeping corporate governance records. By a single click, users may quickly establish a full range book-entry system for their company on ComBoox, which consists of smart contracts created by cloning the Templates. Thereafter, the company's stakeholders may conduct almost all legal acts around equity rights and corporate governance on block chain in a self-service mode, so as to realize that:

(1) right holders may directly exercise their rights;

(2) obligors have no chance to default or violate; and

(3) real time full disclosure of each legal acts.

CBP and its Function

ComBoox Points (the "CBP") is an ERC-20 non-redeemable token registered in Registration Center, which is used as a utility token of ComBoox to measure and collect royalties for using the Templates. Each time when a user calls specific function of the clone copies of Templates, an amount of CBP will be automatically transferred from the user to the account of the Template owner. The royalty rate is predefined by the original author in the respective Template, and the beneficiary rights can be transferred on-chain to any other party.

ComBoox is an open platform. Any developer may deploy smart contracts and apply to incorporate them by the platform. As long as the application is approved by the General Meeting, the relevant smart contracts may be adopted by ComBoox as a Template. The developer can then collect royalties in CBP.

Users may acquire CBP through the following methods: (1) automatic rewards granted upon registration on ComBoox; (2) purchase using USDC from a smart contract named Fuel Tank; or (3) receipt from third parties via ERC-20 token transfers.

CBP is minted by the Company through the Registration Center and deposited into the Fuel Tank smart contract for user acquisition. The Company can decide the total supply of CBP and can throw significant influence on the market price thereof.

CBP is freely transferable between wallets and is not subject to any contractual or technical transfer restrictions. Users may sell, gift, or burn CBP at their discretion. CBP is divisible to 18 decimal places (i.e., the smallest unit is 10-18 CBP), consistent with the ERC-20 standard, allowing for fractional use.

CBP confers no voting rights, ownership interest, equity participation, or residual claims against the Company. Holders are not entitled to any proceeds in the event of liquidation, merger, or sale of the Company. Because the operation and royalty rates of each Template are permanently encoded upon deployment to the blockchain, and remain functional in a decentralized and immutable manner, the rights of CBP holders are unaffected by changes in Company control or corporate structure.

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The Company, as the owner of the Registration Center, holds the exclusive right to mint CBP and is entitled to receive a share of commission income derived from third-party royalty payments. While, the Company does not commit to redeem CBP for fiat currency, digital assets, or services. All Templates are provided on an "As Is" basis and do not include any commitment by the Company for upgrades, maintenance, or support.

Principal Products and Services

The Company is a Wyoming limited liability company electing to be a DAO. It engaged in the business of acquiring, holding and commercializing the IPR to collect royalties of Templates and commission of ComBoox Platform within the territory of Arbitrum One.

The Founding Member, currently as the sole developer of ComBoox, has invested the following rights and interests into the Company as capital contribution:

(1) the beneficiary right to collect royalties of the Templates within the territory of Arbitrum One;

(2) the beneficial right to collect up to 20% commission from royalties paid to third-party developers whose Templates are adopted by the ComBoox Platform; and

(3) the exclusive right to mint CBP.

Therefore, the Company has the right to collect the following passive income in CBP as revenue: (1) royalties for the use of Templates; and (2) commission splitting from the payment of royalties.

The Company's business model is designed to generate passive, on-chain income through rights associated with the ComBoox Platform. The Company has no employees, does not actively provide operational services; rather, it passively earns income through smart contract-defined mechanisms embedded in the platform, and will use its best efforts to avoid incurring any liabilities.

No Bank Accounts and Payment Mechanism

To mitigate the risk of insider misuse of the Company's assets and ensure transparent, member-approved governance, the Company has adopted a strict on-chain asset policy. All Company assets must be held and managed through smart contracts, and all payments must be made exclusively in ETH or USDC via the General Keeper, subject to prior approval by members through an Ordinary Resolution. The Company does not maintain any off-chain bank accounts and will not make fiat currency payments, even for government fees, registered agent services, or professional service providers.

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The Company believes that with the growing acceptance and regulatory recognition of stablecoins such as USDC, an increasing number of service providers will accept on-chain assets as payment. However, in situations where fiat payments remain necessary, the Company utilizes a prepay-and-reimburse mechanism. Under this process, a member or the manager may advance the fiat payment following General Meeting approval, and then seek reimbursement in USDC through a member vote and smart contract execution.

Transparency, Automation, and On-Chain Corporate Governance

In accordance with Section 17-31-109 of the Supplement, which vests DAO management in its members or in a combination of members and smart contracts, the Company has structured its governance model to ensure full compliance with the statutory framework. Under the Company's Operating Agreement (the "OA"), the General Meeting, composed of all members, serves as the sole decision-making authority (OA §9.1.1). Managers do not possess independent authority and are limited to executing administrative, commercial, or technical functions as expressly authorized by the OA or approved by the General Meeting (OA §10.4.1). Managerial appointments and removals require approval by public vote (OA §10.4.3), and all legal acts and off-chain legal documents binding the Company require prior member approval through on-chain voting (OA §9.1.1). Company assets are strictly limited to on-chain digital assets held or controlled through smart contracts designated as the General Keeper or Cashier (OA §6.5).

To support the practical implementation of these governance principles, the Company has adopted several commercial and technical measures. These include a passive revenue model based on the automatic collection of intellectual property royalties, the absence of traditional bank accounts with all transactions executed in ETH or USDC, and the exclusive use of smart contracts for member voting, resolution validation, manager elections, asset transfers, and legal act execution. All actions require the retrieval of a "passed" resolution from the General Meeting Minutes smart contract to be validly executed.

For transparency and accountability, the Company publicly discloses all smart contract source code and testing scripts on GitHub and has verified its deployed bytecode on Arbiscan.io to ensure alignment with the published code. All material actions-including governance decisions, asset movements, and managerial changes-are conducted on-chain and subject to approval by DAO members through blockchain-based voting.

The Company's governance framework includes clear rules on proposal submission and voting thresholds. Members holding over 10% of Voting Points may submit proposals to the General Meeting. A quorum is established when over 25% of Voting Points are cast. Resolutions are categorized as Ordinary or Special, with Ordinary Resolutions requiring 75% approval of the votes cast, and Special Resolutions-applicable to critical matters such as amending governance rules or replacing key smart contracts-requiring at least four times as many votes in favor as against. Managers act solely to carry out the will of the members as expressed through approved Resolutions and have no discretionary authority.

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Development Stage and Technical Deployment

The ComBoox Platform is fully operational and open-source. All smart contracts, testing scripts, and users interfaces have been published on GitHub. The Company's own equity records, governance framework, and financial systems are implemented exclusively through these smart contracts, demonstrating live usage.

No additional technical milestones are required for commercialization. However, the Company expects to develop community contributions, and potentially acquire new Templates subject to members approval and funding.

Competitive Position and Differentiation

To our knowledge, ComBoox is the first public platform offering fully on-chain smart contracts for equity and corporate governance management. While various software as a service tools and blockchain registries exist, no direct competitor currently offers the same degree of automation, decentralization, and legal integration through autonomous smart contracts. We expect to compete on the basis of technological innovation, transparency, automation, and cost-efficiency rather than through traditional customer relationships or service models.

Intellectual Property and Royalties

The Company holds exclusive royalty and commission interests in a defined set of Templates as well as minting and pricing rights to CBP within Arbitrum One blockchain network. These interests and rights were developed and contributed by the Founding Member. However, he retains the right to deploy ComBoox on other blockchains. The Company does not currently own any patents or registered trademarks but may acquire additional IPR from external developers if approved by members vote. The source code for all Templates is publicly available, but the royalty logic embedded in smart contracts ensures enforceable monetization.

Regulatory Environment and Legal Compliance

The ComBoox Platform is a set of smart contract tools. It can be used by listed companies or private entities, subject to the discretion and compliance responsibilities of each user. The Company does not provide legal advice, governance services, or regulatory compliance on behalf of any platform user.

As the IPR holder and a passive royalty recipient, the Company is not responsible for how users adopt or apply the Templates. Our own regulatory obligations are limited to securities compliance as a public issuer and our pending registration as a transfer agent for our own shares. We maintain automated on-chain recordkeeping and voting to ensure transparency and support for federal disclosure requirements.

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Feasibility of Bring Legal Action Against Foreign Managers

The Company has adopted a unique smart contract-based governance and legal architecture designed to minimize risks typically associated with managerial misconduct, insider control, misrepresentation, and insider trading. All Company assets are fully controlled by smart contracts on public blockchain, and managers lack discretionary authority, access to assets, or the ability to bind the Company to off-chain contracts without member approval. All decisions and legal acts are executed and disclosed on-chain in real time, eliminating opportunities for information asymmetry or misuse. Managers are unpaid and function solely in a technical or administrative capacity, further reducing the risk of liability or misconduct.

In response to concerns about the feasibility of bringing legal actions against managers residing in foreign jurisdictions such as China, the Company notes that while service of process is permissible under the Hague Service Convention, enforcement of U.S. court judgments in China remains uncertain. Chinese courts apply a reciprocity standard and assess judgments for alignment with public policy, often rejecting those involving regulatory penalties or extraterritorial application of public laws. Furthermore, original actions based on U.S. securities laws are generally not permitted in Chinese courts due to sovereignty concerns and the classification of such laws as non-civil regulatory statutes. As such, civil liability against foreign managers under U.S. securities laws may be practically limited, though the Company's governance structure is designed to mitigate these risks at the outset.

Summary Risk Factors

Our business and Class B Shares are subject to many risks, as more fully described in the "Risk factors" section immediately following this "Prospectus Summary" section. These risks include, among others:

(1) Evolving regulatory environment may bring negative impact on ComBoox and the Company's revenue.

(2) As a newly established entity, the Company may face revenue uncertainty due to lack of track record, and no current customers, impacting investment value and profitability potential.

(3) Market acceptance and CBP-based royalty model may impact revenue stability.

(4) Because we lack the name recognition, customer base and resources of other companies in the internet software market, we may be unable to compete successfully which would reduce our revenue and the value of your investment.

(5) DAO Management Structures may impose investment risks.

(6) Different legal requirements on statutory books may bring risks of uncertainty for the Company's revenue.

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(7) Different regulatory rules for public block chain and crypto assets may bring uncertainty risks for the Company's revenue.

(8) There are no established trading markets for the Company's Share, which will bring risks of uncertainty in the Company's value.

(9) Volatility in crypto-asset prices may bring uncertain impacts on the value of the Company.

(10) Security vulnerabilities in Template Smart Contracts may pose an uncertainty risk to the Company's revenues.

(11) The open-source nature of smart contracts makes Template Contracts susceptible to illegal copying or imitation, which in turn will negatively impact the Company's revenue.

(12) Cyberattacks and security vulnerabilities could lead to reduced revenue, increased costs, liability claims, or harm to our reputation or competitive position.

(13) ComBoox may be deployed on other blockchains, which in turn will negatively impact the Company's revenue.

(14) Legal changes, our evolving business model, piracy, and other factors may decrease the value of our intellectual property.

(15) Third parties may claim we infringe their intellectual property rights.

(16) The Company does not set specific decision-making mechanisms for related transactions, which may bring the related transaction risks to the investors.

(17) Our Founding Member will maintain substantial voting control following the offering, which may limit your ability to influence corporate decisions.

(18) Although our governance structure minimizes managerial discretion, investors may face significant challenges in pursuing legal actions against our foreign-based managers.

(19) If no member or manager is willing to advance fiat currency payments, the Company may face operational delays or service disruptions.

(20) We are conducting this offering on a best efforts basis without a minimum offering amount, which may limit our ability to execute our business plan and increase risks to investors.

(21) Our reliance on the Arbitrum One layer-2 network and the Ethereum blockchain exposes us to risks of outages, protocol changes, security vulnerabilities, and other disruptions that could materially and adversely affect our operations and financial condition.

(22) Our exclusive forum provision requiring most disputes to be litigated in Wyoming courts may increase costs, limit preferred venues, discourage claims, and faces uncertainty regarding enforceability, though it does not apply to claims under the Securities Act or Exchange Act.

(23) Our strategy to avoid incurring liabilities by relying on prepaid arrangements and a passive business model may fail, resulting in unexpected obligations that could adversely affect our business and securities.

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Plan of Distribution and Terms of the Offering

Conditions Precedent of Public Offering

The Company has developed a smart contract-based trading system, known as the List of Orders, which may eventually facilitate compliant secondary trading of its Shares using USDC or ETH with automated delivery-versus-payment ("DVP") settlement. However, no such trading is currently permitted, and no public market for the Company's Shares presently exists or is anticipated in the near term. The commencement of the public offering is expressly conditioned upon the satisfaction of three regulatory requirements: (1) qualification of the registration statement by the SEC; (2) registration of the Company as a transfer agent with the SEC, or alternatively, integration with a registered third-party transfer agent; and (3) integration of the List of Orders system with a registered ATS and broker-dealer in full compliance with applicable laws and regulations.

Until these conditions are fully satisfied, the Company will not accept any subscriptions, payments, or investor funds in connection with the public offering, nor will any Shares be deemed sold or closings occur under the registration statement. Consequently, offering proceeds will not be placed into escrow or held conditionally, as no investor funds will be received prior to the offering's formal commencement. If the Company elects not to serve as its own transfer agent, it may instead engage a duly registered third-party transfer agent, whose system will be technically integrated with the Company's smart contract-based registers. This approach will enable regulatory compliance while maintaining the use of on-chain records as the Company's final and authoritative source of ownership and membership data.

Legal and Technical Characteristics of ComBoox

ComBoox introduces several legal and technical innovations that distinguish it from traditional securities market infrastructures:

(1) On-Chain Recordkeeping: All equity ownership, governance actions, and financial data are automatically recorded directly on the blockchain through the Company's smart contracts. These on-chain records serve as the legally authoritative source, while any off-chain records maintained by a transfer agent are treated as non-binding backups.

(2) Direct Asset Custody: Shareholders maintain direct custody of their Shares via blockchain wallet addresses. Upon trade execution, smart contracts automatically update the shareholder registry, eliminating the need for intermediaries or traditional post-trade settlement procedures.

(3) Automated DVP Settlement: The List of Orders system facilitates real-time, atomic DVP settlement. Both asset transfer and payment (in USDC or ETH) occur simultaneously within a single blockchain transaction, fully executed through user-controlled digital wallets without reliance on centralized exchanges.

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(4) Smart Contract-Based Governance and Disclosure: Governance actions, equity transactions, and corporate financial records are executed and recorded through smart contracts. This automated process significantly reduces the need for manual post-transaction disclosures, as material information is immediately and transparently available on-chain.

(5) Regulatory Compliance via Identity Mapping APIs: To satisfy KYC, AML, and CTF requirements, ComBoox includes dedicated APIs that link real-world identities to blockchain wallet addresses through off-chain verification. Additional smart contract-based APIs enforce compliance functions such as investor accreditation and sanctions screening, though integration with registered ATS or exchange platforms remains necessary to meet full regulatory standards.

Trading Mechanism of the List of Orders

The List of Orders smart contract implements a trading system that incorporates features analogous to a central counterparty structure. It supports both market and limit orders for buying and selling, with orders prioritized based on price and then time-buy orders are arranged in descending bid price order, and sell orders in ascending ask price order. Market orders are matched against the best available counter-orders until fully executed or no further matches are available.

Order execution requires pre-funding: buyers must deposit USDC or ETH as collateral, while sellers initiate a reduction in the "Clean Paid" amount of the Shares they offer. Orders include expiration periods and are automatically removed from the order book upon expiry. Trades are matched when the bid price equals or exceeds the ask price, and settlement occurs atomically within the same blockchain transaction through a DVP mechanism. All transactions follow a strict price-time priority model to promote fairness and transparency.

Legal Compliance Considerations

The List of Orders system has been developed to reflect key principles of U.S. federal securities law through its smart contract-based architecture. It ensures accurate and tamper-resistant recordkeeping by maintaining immutable ownership and transaction data directly on-chain. Order execution follows publicly accessible and pre-defined rules, promoting fair access and full transparency. Trades are executed based on price-time priority, supporting best execution practices and efficient order handling.

Investor protection is addressed through API-enforced identity verification and real-time on-chain data availability, with future integration options for automated disclosures. The system facilitates instantaneous and atomic DVP settlement, reducing traditional clearing delays and counterparty risks. Moreover, the transparent nature of on-chain transactions, when combined with wallet-to-identity mapping, may enable effective oversight and enforcement against insider trading and other forms of market abuse.

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Public Offering and Distribution Plan

Subject to the satisfaction of the regulatory conditions outlined above, the Company intends to conduct its IPO exclusively through an automated, smart contract-based mechanism known as the List of USD Orders on Arbitrum One. The offering will be conducted at a fixed price of $0.0001 per Share on a first-come, first-served basis, without involvement from underwriters, brokers, or intermediaries. Investors must submit USDC-deemed to have a constant value of $1.00-as collateral along with their Buy Orders. Orders are automatically matched and settled using a price-time priority protocol. Upon matching, Shares are issued and USDC is transferred to the Company's on-chain treasury (i.e. the smart contract Cashier) through an atomic DVP process. Excess or unmatched collateral is either refunded immediately or held in a smart contract-governed escrow, inaccessible by any human actor.

The offering is designed for full automation and transparency, with all transactions and order book data recorded and accessible on-chain. Unmatched Buy Orders may be canceled at any time, triggering an automatic refund of USDC. Additionally, the List of USD Orders supports secondary trading, allowing Sell Orders from members to be automatically matched with Buy Orders from investors without brokers or market-makers. These trades are executed through smart contracts that manage share issuance and payment distribution directly to the seller's on-chain wallet, ensuring that the entire process remains decentralized and trustless.

Best Efforts Offering

The Company confirms that its offering will be conducted on a best efforts basis without the involvement of underwriters, placement agents, or broker-dealers, and there is no guarantee that the full offering amount will be sold. The offering is made directly to the public under an effective registration statement, with no minimum aggregate subscription requirement. It will remain open until the earlier of the sale of the maximum number of Shares or 360 days from the commencement date, unless terminated earlier by the Company. Investor funds will not be placed in escrow, as there are no conditions precedent to closing; instead, funds will be delivered directly to the Company upon subscription acceptance.

This offering structure aligns with the Company's capital-light, royalty-based business model. Operating as a passive IPR holding entity with no employees or fixed overhead, the Company generates revenue through pre-deployed smart contracts that function independently of future development. The Company has adopted a flexible, capital-responsive strategy, adjusting the scale and scope of operations based on the total proceeds raised. While greater proceeds may support broader initiatives, a lower raise may necessitate phased or scaled-back development. Investors should be aware that the level of business activity-and associated returns-may vary depending on actual offering results.

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The Offering

We are offering up to 37,600,000,000 Class B Shares at a price of $ 0.0001 per share. If all the Offered Shares are sold, the Company will receive $3,760,000 in gross proceeds, but there can be no assurance that all or any of the shares will be sold.

Classes of Shares and Voting Power

The Company has issued two Classes of Shares: Class A Shares and Class B Shares. Comparing with Class B Shares, Class A Shares have 40 times Voting Weight. All the Shares can be issued or traded in fractions with a minimum unit of a Share.

The Company has issued 2.5 billion Class A Shares and 500 million Class B Shares to the Founding Member at the price of $0.0001 per Share. All such Shares are subject to a lock-up period until June 30, 2027, during which time they may not be transferred, pledged, or otherwise disposed of except as permitted by a Special Resolution of the General Meeting.

Deferred Evaluation of Royalty Interests

In addition to the capital contributions made in ETH and USDC totaling $7,500 for the subscription of 75 million Class B Shares, the Founding Member also invested the Royalty Interests as a part of his capital contribution, however, the value of which is subject to a deferred valuation, recognition and adjustment as further discussed hereunder. Due to: (i) there are no similar DApps available in the market; (ii) ComBoox was developed solely by the Founding Member; and (iii) it has not generated material revenue, it is difficult to recognize the Royalty Interests value when the Founding Member contributed it to exchange for the Initial Shares. Thus, the value of Royalty Interests will be deferred recognition until a reliable valuation report is created based on the actual revenue of the Company after it has legally publicly issued its equity Shares and CBP, and received material revenue for more than one year.

If the appraised value of the Royalty Interests exceeds the outstanding balance of the subscription price payable by the Founding Member, the Founding Member shall have the right to either subscribe for Class B Shares at a price of $0.0001 per share or receive an equivalent value in ETH or USDC from the Company. In such a case, the Company shall be obligated to issue additional Class B shares or make an equivalent payment in ETH or USDC to the Founding Member, as requested.

If the appraised value of the Royalty Interests is lower than the outstanding balance of the subscription price payable by the Founding Member, the Founding Member may choose to pay the difference in ETH or USDC or opt to reduce excess amount of Initial Shares in the order of Class B to Class A.

To safeguard the interests of investors, the Company shall not make any distribution until the Royalty Interests valuation has been completed and the paid-in capital amount of the Founding Member's Class A Shares has been duly confirmed.

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Use of Proceeds

The Company estimates that it will receive approximately $3,760,000 in net proceeds if all Offering Shares are sold. The principal purposes of this offering are multifaceted: (1) to comply with the SEC's legal requirements for the public issuance of security tokens; (2) to promote broader industry recognition-among both decentralized and traditional financial sectors-of the potential for smart contracts to automate legal processes, thereby advancing the concepts of "Code is Law" and "Decentralization"; (3) to establish a public market for both the Company's Shares and its platform utility token, CBP; (4) to enable future access to public equity markets; (5) to enhance public awareness and adoption of the ComBoox Platform; and (6) to raise additional capital for business development.

The Company intends to use the net proceeds primarily to support the development and promotion of the ComBoox Platform. This includes the procurement of advertising and promotion services (online and offline), blockchain infrastructure services (such as web application hosting, public storage, and cloud computation), and essential professional services (such as legal, accounting, audit, and registration services) to ensure lawful and sustainable operations. Additionally, a portion of the proceeds may be used to acquire IPR from developers of new Templates, subject to the developers' willingness to sell.

Importantly, in accordance with the provisions of the Operating Agreement and the algorithms embedded in the Company's smart contracts, all material decisions-including the allocation or adjustment of offering proceeds-must be approved by the General Meeting of members, the sole governing authority of the Company. As such, any modification to the intended use of proceeds will require a resolution adopted by the members, including those newly admitted through this offering.

5 RISK FACTORS

5.1 Evolving regulatory environment may bring negative impact on ComBoox and the Company's revenue.

The novelty of ComBoox means that existing laws and regulations may not fully encompass or compatible the unique aspects of the business model. This can lead to ambiguities that affect how we conduct business. Automatic bookkeeping equity and corporate governance records means the company concerned will act as a transfer agent for its own shares, especially for public offered shares. Given the international nature of many blockchain and capital markets, ComBoox may face a complex web of global regulations. Navigating these varying legal requirements is a substantial challenge that could impact the acceptance to ComBoox solution, circulation of CBP, as well as the revenue of us. The Company actually is an on-chain passive income entity fully managed by members through public voting. Although the Company is incorporated in Wyoming, however, the jurisdiction in which the Shares and CBP is traded can lead to conflicts and ambiguities in regulatory compliance.

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5.2 As a newly established entity, the Company may face revenue uncertainty due to lack of track record, and no current customers, impacting investment value and profitability potential.

As a newly established entity, we face significant revenue risks inherent to our early stage of operations. Our success is contingent upon the business mode of ComBoox to attract and retain users, which is uncertain given the innovation nature of the mode. Without a proven track record or existing user base, we may encounter challenges in convincing potential users to adopt concepts or Template Contracts of ComBoox. Furthermore, the absence of immediate revenue streams subjects us to financial pressures that can impact our ability to acquire new IPR, marketing, and other growth initiatives. Our survival and growth are heavily dependent on achieving market acceptance and generating sales, which are inherently uncertain processes. Investors should be aware that our lack of revenue to date increases the risk of not achieving profitability in the short term, or potentially at all, which could have a material adverse effect on our business and the value of their investment.

5.3 Market acceptance and CBP-based royalty model may impact revenue stability

The success of our operations is critically contingent upon the sustained market acceptance of ComBoox across both existing and emerging markets. Any decline in market acceptance could significantly impair our revenue and profitability.

Our business model is based on the collection of royalties for each Templates adopted by ComBoox Platform, and the commission splitting from the royalties paid to IPR holders other than the Company. Although the licensing rate is predefined by the original author of the Templates, all royalties and commission will be collected in CBP. The exchange price of CBP against USDC, the total supply of CBP, and the commission rate based on which to split the royalties from other copyright holders will be determined by the Company through Ordinary Resolution. We may be unsuccessful in changing these sales policies of ComBoox. Any increase in the portion of revenue attributable to commission or royalties will depend on our successful anticipation of users' willingness to use Templates of ComBoox.

5.4 Because we lack the name recognition, customer base and resources of other companies in the internet software market, we may be unable to compete successfully which would reduce our revenue and the value of your investment.

If we fail to promote ComBoox successfully or if we incur significant expenses promoting and maintaining ComBoox, we may experience a material adverse effect on our business, financial condition and operating results. Due in part to the still emerging nature of the market for block chain application and the substantial resources available to many of our competitors, we may have a time-limited opportunity to achieve and maintain market share.

We believe that developing and maintaining awareness of the ComBoox will be critical to achieving widespread acceptance of our concepts. We believe that brand recognition will become increasingly important as competition in the market for our revenue increases. Successfully promoting and positioning ComBoox will depend largely on the effectiveness of our marketing efforts. As a result, we may need to expand our financial commitment to creating and maintaining brand awareness among potential customers.

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5.5 DAO Management Structures may impose investment risks.

As a DAO, our management structure inherently carries certain risks that are distinct from traditional corporate models. The decentralized nature of a DAO means that decision-making is typically governed by consensus among its members, which can sometimes lead to slower response times and less centralized control over strategic direction. This can result in a lack of clear leadership and accountability, potentially impacting the efficiency and effectiveness of operations. Although we have implemented a DAO governance framework featuring differentiated voting rights and managerial oversight to counteract the potential inefficiencies of decentralized management, the innovative and non-traditional aspects of this organizational model may continue to present risks to the interests of our shareholders.

5.6 Different legal requirements on statutory books may bring risks of uncertainty for the Company's revenue.

As an innovative application, ComBoox utilizes smart contracts to automatically maintain companies' book-entry records of equity transaction and corporate governance such as Register of Shares, Register of Shareholders, Register of Directors, General Meeting Minutes, and so on. Therefore, the different legal requirements for the said statutory books of companies in various jurisdictions will directly affect the market space and development speed of ComBoox platform, which in turn will affect the Company's revenue and its growth.

5.7 Different regulatory rules for public block chain and crypto assets may bring uncertainty risks for the Company's revenue.

The operation of the ComBoox Platform relies on the proper functioning of and free access to the Arbitrum One and Ethereum block chains, and the Company's primary assets are in form of crypto assets such as ETH and USDC. Therefore, if a jurisdiction restricts or prohibits the operation of the public blockchain network or prohibits the trading and circulation of the relevant native token assets, it will result in the ComBoox platform not being available to companies in that jurisdiction. As a result, different regulatory rules for public blockchain and crypto assets in jurisdictions around the world may bring risks of uncertainty for the Company's revenue.

5.8 There are no established trading markets for the Company's Share, which will bring risks of uncertainty in the Company's value.

As an on-chain book-entry certificate, the Company's equity currently has no legal trading exchange and it is likely that no such legal trading exchange may be established in a predictable future. The Company has already built its own automated listing and trading system on Arbitrum One with smart contracts to facilitate investors to trade the Company's shares by public bidding, but it needs to pass the SEC's filing and registration procedures regarding Transfer Agents in order to operate legally. The ability to trade the Company's shares under this model in the future will significantly impact the liquidity of the Company's Shares and, in turn, the value of the Company.

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5.9 Volatility in crypto-asset prices may bring uncertain impacts on the value of the Company.

The Company will take ETH as one of its primary assets and payment instruments. Therefore, price volatility of crypto-assets, especially ETH, will bring an uncertain impact on the Company's value and revenue expectations.

5.10 Security vulnerabilities in Template Smart Contracts may pose an uncertainty risk to the Company's revenues

Smart contracts and blockchain protocols may have security vulnerabilities or logical flaws in business logic, data security, etc., may be subject to hacking or unexpected system crashes, and may fail to realize desired transaction results or asset disposition arrangements. In the event of such an incident, ComBoox's reputation and market prospects would be negatively impacted, which in turn may negatively impact the Company's revenue.

5.11 The open-source nature of smart contracts makes Template Contracts susceptible to illegal copying or imitation, which in turn will negatively impact the Company's revenue.

The reasons that smart contracts can gain trust and build credibility lye in making the source code publicly available. Stakeholders can clearly understand the logic and algorithms of the code and expect certainty in the outcome of the disposition of rights and interests through the automated execution of the code, thus building trust in the smart contracts. The attributes of open source code makes it easy for smart contracts to be illegally copied or imitated. Once illegally copied or imitated, the Company's royalty and commission income from the ComBoox platform will be negatively impacted. No company would accept to base its book-entry records on a platform with legally flawed intellectual property, so the Company is not so concerned about third parties competing in an infringing manner. However, this will inevitably have a negative impact on the Company's revenue any way.

5.12 Cyberattacks and security vulnerabilities could lead to reduced revenue, increased costs, liability claims, or harm to our reputation or competitive position.

Threats to IT security can take a variety of forms. Individual and groups of hackers and sophisticated organizations, including state-sponsored organizations or nation-states, continuously undertake attacks that pose threats to ComBoox and Smart Contracts adopted by the Company. These actors may use a wide variety of methods, which may include developing malicious smart contracts or exploiting vulnerabilities in hardware, software, or other infrastructure in order to attack smart contracts deployed based on Template Contracts of ComBoox or gain access to special write functions thereof, using social engineering techniques to induce users to disclose passwords or other sensitive information or take other actions to gain access to users' private key, or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. Nation state and state sponsored actors can deploy significant resources to plan and carry out exploits.

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Cyberthreats are constantly evolving and becoming increasingly sophisticated and complex, increasing the difficulty of detecting and successfully defending against them. We may have no current capability to detect certain vulnerabilities, which may allow them to persist in the environment over long periods of time. Cyberthreats can have cascading impacts that unfold with increasing speed across Arbitrum One networks and systems and those of shareholders, managers, or users of Comboox. Breaches of our facilities and network, could disrupt the security of block chain systems and ComBoox Platform, impair ability of ComBoox to serve to users and protect the privacy of their private keys, result in harming our reputation or competitive position, result in theft or misuse of our intellectual property or other assets, adversely affect our business and income.

5.13 ComBoox may be deployed on other blockchains, which in turn will negatively impact the Company's revenue

Since collecting CBP across chains would add unnecessary technical difficulties, Founding Member only invested the beneficial rights to royalties and commission for Template Smart Contracts within the territory of Arbitrum One as a capital contribution to the company. In other words, Founding Member retained the rights to deploy and operate ComBoox Platform on other blockchains. Therefore, in the event that Founding Member deploys and operates ComBoox on other blockchains, there will be a competitive negative impact on the Company's revenue.

5.14 Legal changes, our evolving business model, piracy, and other factors may decrease the value of our intellectual property.

Protecting our intellectual property rights and combating unlicensed copying and use of Template Contracts of ComBoox and other intellectual property on a global basis is difficult. Reductions in the legal protection for software intellectual property rights could adversely affect revenue. Changes in the law may continue to weaken our ability to prevent the use of Template Contracts or collect revenue. These include legislative changes and regulatory actions that make it more difficult to obtain injunctions, and the increasing use of legal process to challenge illegal piracy. The royalties we can obtain to monetize our intellectual property may decline because of the evolution of technology, or the difficulty of discovering infringements.

5.15 Third parties may claim we infringe their intellectual property rights.

From time to time, others may claim we infringe their intellectual property rights. The number of these claims may grow because of constant technological change in the markets in which we compete, the extensive patent or copyright coverage of existing technologies, the rapid rate of deployment of smart contracts and issuance of new patents. To resolve these claims, we may have to defend these challenges. These outcomes may cause operating margins to decline. Besides money damages, in some jurisdictions plaintiffs can seek injunctive relief that may limit or prevent importing, marketing, and selling Template Contracts that have infringing technologies.

Although Founding Member is very confident of the cleanliness of the intellectual property of the Template Smart Contracts, as an inalienable right of action, any third party may still claim that we are infringing on their intellectual property rights, which in turn could have an uncertain impact on the value of the Royalties Interests and the Company's revenue.

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5.16 The Company does not set specific decision-making mechanisms for related transactions, which may bring the related transaction risks to the investors.

The Company has not established any special withhold voting or similar procedures for related transactions and relies solely on the dispersion of shareholdings and the openness of voting to ensure the fairness of the price and terms of the transactions, which may expose investors to some degree of related transaction risks.

5.17. Our Founding Member will maintain substantial voting control following the offering, which may limit your ability to influence corporate decisions.

Upon completion of this offering, our Founding Member, Mr. Li Li, is expected to beneficially own and control approximately 72.77% of our total voting rights, while continuing to hold 100% of our Class A Shares. As a result, he will retain decisive influence over all matters requiring member approval, including the appointment or removal of managers, approval of operating policies, amendments to governing agreements, and other significant corporate actions.

Under our Shareholders Agreement, the approval of an Ordinary Resolution requires at least 75% of the voting power and the approval of a Special Resolution requires at least 80% of the voting power. Accordingly, no Ordinary Resolution or Special Resolution can be passed without the affirmative support of Mr. Li Li. This concentration of voting power will effectively give him a veto over all shareholder decisions, thereby limiting your ability as an investor to influence the governance or direction of the Company.

Our Operating Agreement is designed to safeguard minority investors by requiring supermajority approvals for key corporate actions. Specifically, an Ordinary Resolution requires at least 75% of the votes cast, meaning that proposals supported by Mr. Li Li can be blocked if other members act collectively. For even more significant matters-such as amendments to the Shareholders Agreement, capital increases, or replacement of our smart contract systems-a Special Resolution requiring over 80% approval is mandated. These high approval thresholds serve to enhance investor protection and ensure that major corporate decisions reflect broad consensus among members.

5.18. Although our governance structure minimizes managerial discretion, investors may face significant challenges in pursuing legal actions against our foreign-based managers.

Our governance system is built around transparent, automated, and tamper-resistant smart contracts that control all corporate acts, including financial transactions, asset transfers, and governance decisions. Managers are structurally limited to performing purely technical or administrative functions in accordance with member-approved on-chain resolutions. They hold no unilateral authority, possess no access to Company assets, and receive no remuneration. These safeguards are designed to reduce traditional legal risks associated with insider control, managerial abuse, or fiduciary breaches.

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However, all of our managers, including the Founding Member, currently reside outside the United States. As a result, investors may encounter substantial difficulties in serving legal process, enforcing U.S. court judgments, or initiating legal proceedings based on U.S. federal securities laws. While service of process in China is permitted under the Hague Service Convention, enforcement of U.S. judgments in China is rare, and subject to reciprocity, procedural validity, and public policy review. Chinese courts have historically declined to enforce U.S. securities law judgments, particularly those involving regulatory penalties or punitive damages.

In addition, Chinese courts do not generally recognize the extraterritorial application of U.S. securities laws and are unlikely to permit original actions under such statutes. These jurisdictional and legal limitations may substantially impair investors' ability to assert claims, recover damages, or obtain injunctive relief against managers residing in foreign countries like China.

5.19. If no member or manager is willing to advance fiat currency payments, the Company may face operational delays or service disruptions.

Because the Company does not maintain any off-chain bank accounts and operates under an on-chain-only asset policy, it does not directly make payments in fiat currency. Instead, fiat-based obligations-such as state filing fees, registered agent services, or legal retainers-must be prepaid by a designated member or manager and subsequently reimbursed in USDC through smart contracts, subject to approval by the General Meeting.

If, at any time, no member or manager is willing or able to advance fiat funds for these purposes, the Company may be unable to pay required administrative fees, retain necessary professional services, or satisfy legal obligations. This could result in delays in regulatory compliance, legal filings, or the maintenance of good standing in its jurisdiction of formation.

To mitigate this risk, the Founding Member, Mr. Li Li-who holds a substantial equity interest in the Company-has expressed a willingness to enter into a written commitment (see. Exhibit-32.3) to use best efforts to advance fiat payments in accordance with legal agreements or budgets that have been formally approved by the General Meeting. While this commitment does not guarantee coverage of all fiat obligations, it reflects the Founding Member's alignment of interest with the Company and its investors. Nevertheless, there can be no assurance that such prepayments will always be timely, sufficient, or feasible under all circumstances.

5.20. We are conducting this offering on a best efforts basis without a minimum offering amount, which may limit our ability to execute our business plan and increase risks to investors.

This offering is being conducted on a best efforts basis, and there is no minimum offering amount that must be sold for the offering to proceed. No underwriter, placement agent, or broker-dealer has agreed to purchase or distribute any specific quantity of our securities. As a result, the Company may raise only a limited amount of proceeds, or none at all, and there is no assurance that we will raise sufficient capital to achieve our business objectives.

Because we do not have a pre-defined minimum amount to be raised, and because we operate a capital-light business model based on passive royalty collection from deployed smart contracts, we do not depend on specific capital thresholds to maintain our going concern status. However, our ability to implement strategic initiatives-including product expansion, licensing partnerships, marketing campaigns, and third-party integrations-will depend on the amount of proceeds ultimately raised.

If we raise substantially less than the maximum offering amount, we may need to defer or scale back some of our proposed business activities, which could delay execution, reduce competitiveness, and adversely affect potential returns for investors.

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5.21. Risks Related to Our Technology and Reliance on Third-Party Blockchain Networks (Arbitrum One and Ethereum)

Our operations rely on the proper functioning and continued development of Arbitrum One, a public layer-2 scaling network that records transaction data and state roots on the Ethereum blockchain. If Arbitrum One or Ethereum were to experience disruptions, degradation in performance, delays, forks, vulnerabilities, or other adverse events, our systems could be impaired. For example, outages of the Arbitrum sequencer, congestion in block production or settlement, or failures in data availability could delay or prevent on-chain recordkeeping, governance actions, or settlement of transactions.

In addition, because Arbitrum One depends on Ethereum for finality and security, any disruption, material change, or vulnerability in Ethereum could adversely affect the integrity and reliability of Arbitrum One. The governance of both Arbitrum One and Ethereum is decentralized and outside our control, and protocol-level changes or upgrades could impose additional requirements, necessitate significant modifications to our smart contracts, or introduce unforeseen risks.

Moreover, vulnerabilities in cross-chain bridges, rollup infrastructure, or within our own smart contracts could lead to security incidents, loss of assets, or interruption of services. If Arbitrum One or Ethereum do not perform as expected, become unavailable, or otherwise experience adverse changes, our business, financial condition, and results of operations could be materially and adversely affected.

5.22. Risks Related to the Dispute Resolution Provision in Our Amended and Restated Operating Agreement

Our Amended and Restated Operating Agreement contains a dispute resolution provision that designates the United States District Court for the District of Wyoming or the state courts located in Wyoming as the exclusive forums for substantially all disputes arising out of or relating to the agreement, and members irrevocably waive, to the fullest extent permitted by law, any objection to venue in such courts. We adopted this forum selection clause in light of our formation under the Supplement, which provides a unique statutory framework tailored to blockchain-based and decentralized entities and expressly recognizes the prevailing effect of smart contracts. By designating Wyoming courts, we sought to ensure that disputes are adjudicated in a jurisdiction most familiar with the Supplement.

Nevertheless, this exclusive forum provision may increase the cost or difficulty of bringing a claim, particularly for investors located outside of Wyoming, and may discourage lawsuits or limit investors' ability to bring claims in judicial forums that they consider more convenient or favorable. In addition, there is uncertainty as to whether a court would enforce this type of exclusive forum provision in all contexts.

This dispute resolution provision does not apply to claims arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Section 22 of the Securities Act provides for concurrent jurisdiction of federal and state courts over claims under the Securities Act, while Section 27 of the Exchange Act provides for exclusive federal jurisdiction over claims under the Exchange Act. To the extent that the exclusive forum provision is ever interpreted to apply to claims under the Securities Act or the Exchange Act, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

5.23. Our strategy to avoid incurring liabilities by relying on prepaid arrangements and a passive business model may fail, resulting in unexpected obligations that could adversely affect our business and securities.

We intend to minimize our assumption of liabilities by not borrowing funds, not hiring employees, and contracting for services only on a prepaid basis. There can be no assurance, however, that these measures will be effective in all circumstances. Unexpected claims, regulatory requirements, or unforeseen expenses may arise that cannot be addressed solely through prepayments. If we are required to assume liabilities that we have not anticipated, we may not have the resources to satisfy them, and our financial condition and the value of our securities could be materially and adversely affected.

Our reliance on prepaid arrangements with service providers may also create risks. Because we pay in advance for services such as marketing or advisory work, we are unable to defer or renegotiate payment obligations if services are not performed as expected. If a counterparty fails to deliver services for which we have prepaid, we may be unable to recover the funds, which could result in financial losses and operational disruptions.

In addition, our business model depends on the assumption that our smart contracts, which generate licensing revenues, will not require ongoing maintenance or support. These smart contracts are licensed on an "AS IS" basis, without any representation or warranty as to defects, security, or future upgrades. Nonetheless, defects, vulnerabilities, or disputes may arise that could expose us to claims or remediation costs. Any such liabilities could negatively affect our operations, financial condition, and the value of our securities.

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6 USE OF PROCEEDS

We estimate that our net proceeds from the offering will be approximately $3,760,000 if all the Offering Shares are sold. We intend to use the net proceeds from the offering as follows:

The principal purposes of this offering are to: (1) comply with the SEC's legal requirements for the public issuance of security tokens;(2) encourage both the crypto and traditional financial industries to seriously consider the broader implications of using smart contracts to automate legal actions-thereby advancing the concepts of "Code is Law" and "Decentralization"; (3) create a public market for our Shares and CBP;(4) facilitate future access to public equity markets; (5) increase awareness of ComBoox Platform among potential customers and end-users; and (6) raise additional capital.

We intend to use the net proceeds for the following purpose:

(1) to purchase online or offline advertising services, promotion services, code audit services or other services to promote ComBoox Platform;

(2) to purchase the web application platform services, block chain access services, public storage services, cloud storage and calculation services, and other necessary services for ComBoox Platform to operate legally, smoothly and healthily;

(3) to purchase necessary accounting services, financial auditing services, legal services, registration agent services or other necessary professional services to make the Company, as well as ComBoox Platform, be able to operate and develop in compliance with the governing laws and regulations; and

(4) to purchase the IPR derived from any new Templates that may be adopted by ComBoox in the future, provided that the relevant developers are willing to sell.

This expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of the offering or the amounts that we will actually spend on the uses set forth above.

The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the number of potential IPR we intend to acquire, the status of negotiations for such IPR, and any unforeseen needs.

However, as per the provisions of the OA, as well as the algorithm predefined in the smart contracts, unlike many traditional listed companies, all material decisions of the Company, including the use of offering proceeds, are subject to the authority of the General Meeting, the ONLY decision-making authority of the Company which consists of all members. Accordingly, any allocation or adjustment to the use of proceeds will require prior approval through resolutions adopted by the members, including any new investors admitted through this offering.

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Notwithstanding the foregoing, for illustrative purposes and to assist investors in understanding the Company's intended capital allocation, the Company has provided below a projected budget breakdown and a table illustrating the planned use of proceeds in scenarios where 25%, 50%, 75%, and 100% of the maximum offering is sold.

Preliminary Budget Estimates

S.No.	Use of Proceeds	Estimated Budget Range(USD)
(a)	KYC/AML Service (5 yrs)	$100,000 - $ 200,000
(b)	ATS Collaboration (5 yrs)	$150,000 - $ 300,000
(c)	Blockchain Network Access (5 yrs)	$50,000 - $ 100,000
(d)	Dapp Vercel Server (5 yrs)	$50,000 - $ 100,000
(e)	Dapp Database (5 yrs)	$50,000 - $ 100,000
(f)	Smart Contract Codes Audit	$25,000 - $ 30,000
(g)	Cybersecurity Audit	$25,000 - $ 30,000
(h)	Financial Audit (5 yrs)	$50,000 - $ 100,000
(i)	Legal & Administrative Fees (5 yrs)	$100,000 - $ 200,000
(j)	Dapp UI Design and Upgrades	$100,000 - $ 200,000
(k)	Marketing and Advertisement	$200,000 - $500,000
(l)	Reserve for New Templates	$200,000 - $500,000
	Residual Proceeds	$2,660,000 - $1,400,000
	Total Estimated Range	$1,100,000 - $2,360,000

Allocation Principles

• Type i (Scalable): Items (a) through (e) are flexible and may scale according to user volume and network activity.

• Type ii (Optional/Contingent): Item (g) may depend on the nature of collaboration with an ATS.

• Type iii (Annualized): Items (h) and (i) are recurring yearly costs.

• Type iv (Discretionary): Items (f), (j) and (l) are discretionary enhancements and will be initiated only if 75% or more of the maximum offering is achieved.

• Type v (Adjustable): Item (k) is scalable based on available funding.

• Type vi (Working Capital): Any residual proceeds not allocated above will be used as general working capital.

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Use of Proceeds Table (Illustrative) (Thousand USD)

Category	25% Proceeds	50% Proceeds	75% Proceeds	100% Proceeds
Type i (a-e)	100 - 200	200 - 400	300 - 600	400 - 800
Type ii (g)	-	-	15 - 18	25 - 30
Type iii (h,i)	37.5 - 75	75 - 150	112.5 - 225	150 - 300
Type iv (f, j, l)	-	-	165 - 368	325 - 730
Type v (k)	50 - 125	100 - 250	150 - 375	200 - 500
Residual Proceeds	540 - 752.5	1,080 - 1,505	1,234 - 2,027.5	1,400 - 2,660
Total Proceeds	940	1,880	2,820	3,760

Note: Figures above are approximations and subject to modification based on final General Meeting resolutions and actual proceeds received.

7 DETERMINATION OF OFFERING PRICE

The offering price of the Offering Shares is determined by us considering our capital structure, prevailing market conditions, and overall assessment of our business.

8 PLAN OF DISTRIBUTION AND TERMS OF THE OFFERING

8.1 Offering

We are offering up to 37,600,000,000 Class B Shares at a price of $ 0.0001 per share. There is no minimum number of shares we are required to sell nor is there a minimum amount of money we are required to raise from this offering. If we sell all the shares offered, we will receive $3,760,000 in gross proceeds, but there can be no assurance that all or any of the shares will be sold.

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8.2 Conditions Precedent of Public Offering

Although a public market for the Company's Shares does not currently exist, and no such legal market is anticipated in the near term, the Company has developed a smart contract-based trading system that may eventually support compliant secondary trading. This system, known as the smart contracts List of Orders, enables trading of Shares in USDC or ETH with automated DVP settlement. However, no such trading is currently permitted until appropriate regulatory requirements are satisfied.

The Company confirms that the commencement of the public offering is contingent upon the satisfaction of three regulatory conditions:

(1) The registration statement, of which this prospectus forms a part, is qualified by the SEC;

(2) The registration of the Company as a transfer agent with the SEC, or alternatively, the establishment of formal cooperation and technical integration with a registered third-party transfer agent; and

(3) The integration of List of Orders system with a registered ATS and broker-dealer, in a manner compliant with applicable regulations.

No subscriptions, payments, or investor funds will be accepted under the public offering unless and until all of the above conditions are fully satisfied. The Company confirms that no shares will be deemed sold under the registration statement, and no closings will occur, unless and until all specified conditions precedent to the offering are satisfied. No investor funds (including USDC) related to the public offering will be received or accessed by the Company until the offering is formally commenced. Accordingly, the offering proceeds will not be placed into escrow or otherwise conditionally held, as no subscriptions will be accepted until the offering becomes active.

The Company also clarifies that, should it determine not to act as its own registered transfer agent, it may instead enter into a service agreement with a duly registered third-party transfer agent, whose system will be integrated with the Company's smart contract-based registers (e.g., Register of Shares, Register of Members). This arrangement would allow the Company to comply with applicable transfer agent rules, while preserving the use of on-chain records as the final and legally conclusive record keeping system.

Importantly, the Company confirms that this restriction on the commencement of the public offering does not preclude the Company from engaging in a private placement of securities prior to the IPO, in reliance on applicable exemptions from registration under the Securities Act, such as Regulation D. Any such private placements would be conducted separately, with distinct investor communications, documentation, and processes, and would be targeted solely to qualified investors as permitted by law. The Company will take appropriate measures to ensure that any private placement is not integrated with the registered offering, including maintaining a clear separation in timing, offering terms, and investor base.

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8.3. Legal and Technical Characteristics of ComBoox

ComBoox incorporates several legal and technical distinctions from traditional securities markets, as outlined below.

(1) On-Chain Recordkeeping: Equity ownership, governance acts, and financial records are recorded directly on-chain through the Company's smart contracts. These on-chain records are deemed the legally authoritative source of truth. Any off-chain records maintained by a transfer agent serve solely as non-binding backups.

(2) Direct Asset Custody by Investors: In contrast to traditional custodial models, shareholders hold Shares directly through blockchain-based wallet addresses. Upon execution of a trade, the relevant smart contracts automatically update the shareholder registry to reflect the new owner, eliminating the need for intermediary custodians and post-trade settlement layers.

(3) Automated DVP Settlement: The List of Orders system enables atomic, real-time DVP settlement, meaning that the delivery of Shares and payment (in USDC or ETH) occur simultaneously within a single blockchain transaction. All trades are executed directly through user-controlled digital wallets, with no reliance on centralized accounts or exchange infrastructure.

(4) Smart Contract-Based Governance and Disclosure: Corporate governance actions, equity transactions and financial records are initiated and recorded automatically via smart contracts. This reduces or eliminates the need for post hoc manual disclosures, as relevant material information is transparently and instantly available on-chain.

(5) Real Name Authentication and Regulatory APIs: In compliance with KYC, AML and CTF obligations, the system sets out special APIs to map real-world identities to wallet addresses via off-chain verification processes. Smart contract APIs are implemented to enforce investor verification, accreditation, and sanction list screening, although integration with regulated exchange or ATS platforms is still required for full compliance.

8.4. Trading Mechanism of the List of Orders

The List of Orders implements a central counterparty-like structure with the following features:

(1) Order Types and Matching

A. Buy and Sell Orders may be either market or limit orders.

B. Orders are sorted by price and time: Buy Orders in descending bid order; and sell orders in ascending ask order.

C. Market orders match against all available counter-orders until fully executed or until no further matches exist.

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(2) Order Execution and Margin Requirements

A. Buy Orders require pre-funded ETH or USDC as collateral.

B. Sell Orders trigger a decrease in the Clean Paid amount of the subject Shares.

C. Orders include a defined expiration period and are automatically removed from the order book upon expiry.

D. Matching occurs when the bid price equals or exceeds the ask price, and transactions are executed at the seller's price.

(3) Settlement and Order Handling

A. Settlement occurs atomically via DVP in the same blockchain transaction as order execution.

B. All trades follow "price-time priority" to ensure fairness and transparency.

8.5. Legal Compliance Considerations

The List of Orders system is designed to align with key principles of U.S. federal securities law, as follows:

(1) Books and Records: Immutable smart contracts ensure accurate and tamper-proof recordkeeping for ownership and transaction history.

(2) Fair Access and Transparency: Orders are executed according to transparent, pre-coded rules that are publicly auditable on-chain.

(3) Best Execution and Order Handling: The system ensures that orders are filled at the best available prices, according to price-time priority logic.

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(4) Investor Protection and Disclosure: Smart contract APIs enforce identity verification, and real-time on-chain data ensures transparency. Future integrations may support automated AI driven investor verification.

(5) Clearing and Settlement: DVP settlement occurs instantly and atomically, eliminating traditional clearing delays and reducing counterparty risk.

(6) Insider Trading and Market Abuse Prevention: The transparency of on-chain transactions, combined with wallet-based identity mapping, creates the potential for effective monitoring and enforcement against unlawful trading practices.

8.6. Public Offering and Distribution Plan

Subject to satisfaction of the conditions precedent discussed in Section 8.2, the Company intends to conduct its initial public offering exclusively through an on-chain mechanism known as the "List of USD Orders," implemented via smart contracts deployed on the Arbitrum One blockchain network.

The initial offering price has been fixed at $0.0001 per Share. The offering will not involve a book-building process, underwriter syndication, or allocation procedures. All Shares will be sold at this fixed price on a first-come, first-served basis through the automated smart contract system. For purposes of the offering, USDC will be deemed to maintain a constant value of 1.00 U.S. dollar.

When submitting a Buy Order, an investor must transmit a sufficient amount of USDC, included with the transaction call, as collateral to cover the full subscription price for the desired number of Shares. The offering smart contracts will verify the adequacy of the submitted collateral in real time and will automatically reject any Buy Order that is undercollateralized.

Upon successful placement, the Buy Order will be automatically matched against Initial Offers (as defined in Section 1(26)) using a price-time priority protocol encoded in the List of USD Orders smart contract. All matched transactions will be executed at the fixed offering price of $0.0001 per Share.

Each matched transaction will be settled through an atomic DVP mechanism, whereby:

(1) the subscribed Shares are simultaneously issued to the Verified Investor's on-chain account; and

(2) the corresponding USDC consideration is transferred directly to the Company's on-chain treasury smart contract, the "Cashier".

Any USDC collateral in excess of the amount required for a matched Buy Order will be automatically refunded to the investor's designated wallet address.

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If a Buy Order is not fully matched at the time of placement, the unmatched portion will be recorded on the open order book, and the full amount of USDC collateral will be transferred into a dedicated, on-chain escrow account governed entirely by the offering smart contracts system.

Critically, no members or managers of the Company have access to or control over escrowed USDC. The escrow account is implemented through immutable smart contract logic, and the funds held in escrow cannot be accessed or redirected by any human actor or private key holder.

The smart contract permits only two possible outcomes for escrowed funds:

(1) Transfer to the Company's Cashier upon successful matching of the Buy Order with an Initial Offer; or

(2) Refund to the investor's wallet upon full or partial cancellation of the Buy Order.

These outcomes are executed automatically and without manual intervention.

Investors may cancel any unmatched Buy Order at any time prior to execution. Upon cancellation, the full amount of the associated USDC collateral will be immediately refunded.

To avoid pricing volatility risks for both the Company and investors, the Company has elected not to accept ETH or other volatile digital assets for payment in the offering. By limiting payment methods to USDC-a stablecoin pegged 1:1 to the U.S. dollar-the offering ensures that the value of consideration is stable, transparent, and not subject to intra-transaction fluctuation.

The offering will not involve underwriters, brokers, dealers, or other financial intermediaries. The entire offering process-including order submission, matching, settlement, share issuance, and payment-will be executed automatically and transparently via on-chain smart contracts deployed on the Arbitrum One network. No post-trade clearing, reconciliation, or manual processing will be required.

All offering-related transactions and order book data will be visible on-chain and accessible to investors. Any proposed material changes to the offering mechanics, smart contract architecture, or accepted forms of consideration will be communicated publicly and, where required, filed with the Commission as an amendment to this registration statement.

The offering will commence within 90 days after the conditions precedent specified in Section 8.2 have been fully met, and will remain open for up to 360 days thereafter, unless extended or terminated in accordance with applicable law.

Furthermore, the List of USD Orders also can list all Sell Orders placed by members and automatically match and close deals against the Buy Orders placed by investors. During the listing trade, no brokers, dealers or market-makers will involve. Shares will be created, adjusted or revoked under the automatic control of smart contracts, and consideration in USDC will be booked under the name of seller with his or her exclusive control.

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8.7. Best Efforts Offering

The Company confirms that the offering will be conducted on a best efforts basis. No underwriter, placement agent, or broker-dealer has committed to purchase or sell any specific quantity of securities, and there is no assurance that the full amount of the offering will be sold. The securities are being offered directly by the Company to the general public, including both accredited and non-accredited investors, pursuant to an effective registration statement under the Securities Act of 1933.

The Company has not established any minimum aggregate offering amount and this offering will remain open until the earlier of (i) the date on which the maximum offering amount is sold or (ii) the date that is 360 days following the commencement of the offering, unless earlier terminated by the Company in its sole discretion.

This approach is consistent with the Company's business model and capital structure. As previously disclosed, the Company operates as a passive IPR holding entity, with no employees, executive compensation, or fixed operating overhead. Its revenue is intended to be generated through the automated collection of royalties from its deployed and functional blockchain-based smart contract templates. These smart contracts have already been developed, tested, and deployed, and are capable of generating licensing income without reliance on future operational milestones.

Because the Company is capital-light and not dependent on external development, staffing, or infrastructure buildout, it is capable of continuing as a going concern regardless of the total amount of proceeds raised. Accordingly, the Company has not arranged for investor funds to be placed in an escrow, trust, or similar account, as there are no conditions precedent to closing that would warrant a contingency or escrow arrangement. Subscribed funds will be delivered directly to the Company upon acceptance of each investor's subscription.

Importantly, the Company does not maintain a pre-determined or fixed business plan. Instead, the Company has adopted a flexible, capital-responsive development approach, whereby the scope, timing, and scale of any prospective business development or partnership strategies will be determined based on the actual amount of capital raised in the offering. Should the capital raised be substantial, the Company may pursue more expansive initiatives; if proceeds are modest, it will implement a correspondingly smaller or phased strategy. This proportional planning model allows the Company to maintain operational integrity and fiscal discipline under varying capital scenarios.

Investors are accordingly advised that the Company's ability to pursue business development activities-such as licensing arrangements, marketing outreach, or partnership programs-will depend on the final offering proceeds. While the Company intends to deploy funds prudently to maximize long-term value, there can be no assurance that the amount raised will be sufficient to fund all envisioned initiatives. A smaller-than-expected raise may result in the deferral, modification, or reduction of certain strategic plans, which could affect the timing and magnitude of potential returns.

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9 DILUTION

As per the Operating Agreement, members shall enjoy their voting rights based on the aggregate Voting Points of their Shares and may claim profits distribution or residual assets of the Company based on the aggregate Distribution Points of their Shares as well.

To date, the Company has issued the following Class A Shares and Class B Shares to the Founding Member. In addition to the Royalty Interests, the Founding Member has made a capital contribution in ETH and USDC equivalent to $7,500.00:

Certificate No.	1	2	Total
Class	A	B	--
Number of Shares	2,500,000,000	500,000,000	3,000,000,000
Par Value per Share	$ 0.0001	$ 0.0001	$ 0.0001
Total Par Value	$ 250,000.00	$ 50,000.00	$ 300,000.00
Total Paid Value	$ 0.00	$ 7,500.00	$ 7,500.00
Voting Weight	4,000%	100%	--
Total Voting Points	100,000,000,000	500,000,000	100,500,000,000
Distribution Weight	100%	100%	--
Total Distribution Points	2,500,000,000	500,000,000	3,000,000,000

Due to: (i) there are no similar DApps available in the market; (ii) ComBoox was developed solely by the Founding Member; and (iii) it has not generated material revenue, it is difficult to recognize the Royalty Interests value when the Founding Member contributed it to exchange for the Initial Shares. Thus, the value of Royalty Interests will be deferred recognition until a reliable valuation report is created based on the actual revenue of the Company after it has legally publicly issued its equity Shares and CBP, and received material revenue for more than one year.

Once the value of the Royalty Interests is recognized, it shall be booked in the account of "Intangible Assets" on the debit side, and in the account of "Paid In Capital" on the credit side, as paid in capital contributed by the Founding Member. If it is greater than the unpaid subscription amount of the Initial Shares, the Company shall further issue such number of new Class B Shares whose Paid Value and Par Value are all equal to the excess amount; or, if it is less than the unpaid subscription amount of the Initial Shares, the Founding Member may, at its discretion: (i) pay the outstanding amount in ETH or USDC; or (ii) cause the Company to decrease the excess amount of Initial Shares in the order of Class B to Class A.

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Prior to the recognition of the Royalty Interests value, the Company shall NOT distribute any profits or assets to members and the Voting Points and Distribution Points of all Shares shall be calculated on the basis of their Par Value, whether or not the Shares are paid up.

If you purchase Class B Shares in the Offering, your interest will be diluted to the extent of the difference between the initial public offering price and the pro forma as adjusted Equity Entitlement per Share of Class B immediately after the Offering.

Equity Entitlement per Share of Class B is determined by allocating our total Paid In Capital in proportion to the Distribution Points of Class B Shares outstanding.

Dilution per Dollar Par Value of Class B Shares to investors participating in the Offering represents the difference between the per Dollar Par Value price paid by purchasers in the Offering and the pro forma as adjusted Equity Entitlement per Dollar Par Value of Class B immediately after completion of the Offering.

If all the Offered Shares are sold in the offering at an initial public offering price of $ 0.0001 per share, our pro forma as adjusted Equity Entitlement as of June 20, 2025 would have been $278,386.70. This represents an immediate increase in Equity Entitlement to Founding Member and immediate dilution in Equity Entitlement to purchasers of shares in the Offering. The following table illustrates the foregoing calculations.

Per Dollar Par Value of Class B
IPO price	$ 1.0000
Equity Entitlement before IPO	$ 0.0000
Equity Entitlement after IPO	$ 0.9280
Dilution to Investors of IPO	$ 0.0720

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Shareholder	Founding Member			Investors Of IPO	All Members
Class	A	B	Sub-Total	B	Total
Number of Shares	2,500,000,000	500,000,000	3,000,000,000	37,600,000,000	40,600,000,000
Par Value per Share	$ 0.0001	$ 0.0001	--	$ 0.0001	--
Total Par Value	$ 250,000.00	$ 50,000.00	$ 300,000.00	$ 3,760,000.00	$ 4,060,000.00
Voting Weight	4000%	100%	--	100%	--
Total Voting Points	100,000,000,000	500,000,000	100,500,000,000	37,600,000,000	138,100,000,000
Voting Points Ratio	72.41%	0.36%	72.77%	27.23%	100%
Distribution Weight	100%	100%	--	100%	100%
Total Distribution Points	2,500,000,000	500,000,000	3,000,000,000	37,600,000,000	40,600,000,000
Distribution Points Ratio	6.16%	1.23%	7.39%	92.61%	100%
Paid In ETH/USDC	$ 0.00	$ 7,500.00	$ 7,500.00	$ 3,760,000.00	$ 3,767,500.00
Equity Entitlement before IPO	$ 6,250.00	$ 1,250.00	$ 7,500.00	$ 0.00	$ 7,500.00
Equity Entitlement before IPO per Dollar Par Value	$0.0250	$0.0250	--	--	--
Equity Entitlement after IPO	$ 231,988.92	$ 46,397.78	$ 278,386.70	$ 3,489,113.30	$ 3,767,500.00
Equity Entitlement after IPO per Dollar Par Value	$ 0.9280	$ 0.9280	$ 0.9280	$ 0.9280	$ 0.9280

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10 THE COMPANY'S BUSINESS

The Company is a Wyoming limited liability company electing to be a DAO pursuant to the Act and the Supplement, formed on November 8, 2023. We are engaged in the business of acquiring, holding, and commercializing the IPR related to the ComBoox Platform-a block chain-based infrastructure for automating corporate record keeping and governance through smart contracts.

10.1. ComBoox Platform

Human civilization has entered the 21st century. Most wealth exists in the form of book-entry interests. To regulate these wealth and their trading activities, various laws, charters and contracts are established, and different centralized intermediaries are involved. However, in case these laws, charters or contracts are violated, people can only rely on judicial remedies, which are proven to be costly and time-consuming.

The emergence of block chain technology offers a new solution. That is, to define the rules and terms in smart contracts, and use the distributed systems to automatically keep the book-entry records. By implementing the basic concepts of "Code Is Law" and "Decentralization", the terms and conditions defined by legal documents can be implemented by rigid code, and the human management of centralized intermediaries can be replaced by consensus protocols and smart contracts with automated operation.

This establishes an automated mode of asset bookkeeping and transaction management in which owners can directly manage and dispose their assets without relying on any intermediaries or counter parties.

Among the book-entry interests, except for deposit currency, company equity is probably the most important and critical category. The company is the carrier of various assets and also the investment target of capital. Its external legal acts are the main components of modern commercial activities, while its internal governance involves the rights and interests of many investors. Therefore, company equity is the critical joint linking the capital and assets, commercial activities and corporate governance.

ComBoox is a company book-entry platform consists of a core smart contract named "Registration Center" and a series of Template Smart Contracts deployed on Arbitrum One, which is designed for automatic registering equity shares and keeping corporate governance records. By a single click, users may quickly establish a full range book-entry system for their company on ComBoox, which consists of smart contracts created by cloning the Templates. Thereafter, the company's stake holders may conduct almost all legal acts around equity rights and corporate governance on block chain in a self-service mode, so as to realize that:

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(1) right holders may directly exercise their rights;

(2) obligors have no chance to default or violate; and

(3) real time full disclosure of each legal acts.

From a legal and technical perspective, the ComBoox Platform replaces ex post judicial remedies with ex ante consensus on smart contracts. By embedding legal logic into smart contracts-aligned with the principles of "Code is Law" and "Decentralization"-ComBoox reduces reliance on human intermediaries and judicial enforcement. Every digital act leaves a verifiable, immutable record, thereby enabling real-time compliance and disclosure.

Among the book-entry interests, except for currency, company equity is probably the most important and critical category. A company is both the carrier of various assets and also the investment target of capital. Its external legal behaviour is the core component of modern commercial activities, while its internal governance activities involve the rights and interests of many investors. Therefore, company equity is the critical node linking the capital and assets, commercial activities and corporate governance. ComBoox enables these relationships to be governed transparently and consistently, while reducing the risks of insider control, misrepresentation, and transactional disputes that have historically challenged capital markets.

All source code for the ComBoox Templates and user interface scripts is publicly available on GitHub, and all deployed smart contracts can be verified via Arbiscan. Testing scripts are also published on GitHub, enabling any user to reproduce, audit, and independently verify the behavior and legal logic of the system. This commitment to transparency ensures that users can fully understand the functionality and compliance characteristics of the smart contracts they rely on.

10.2. CBP and its Function

CBP is an ERC-20 non-redeemable utility token issued by the Company and recorded in Registration Center. It is not intended to represent equity, voting, or ownership interest in the Company, nor does it entitle holders to share in profits, participate in governance, or receive distributions upon the liquidation, sale, or merger of the Company.

CBP serves a singular functional purpose: it is used to measure and collect royalties for using the Templates. Each time when a user calls specific function of the clone copies of Templates, an amount of CBP will be automatically transferred from the user to the account of the Template owner. The royalty rate is predefined by the original author in the respective Template, and the beneficiary rights can be transferred on-chain to any other party.

Users may acquire CBP through the following methods:

(1) Automated Rewards: New users are awarded a small quantity of CBP as part of the registration process.

(2) Purchase with USDC: Users may acquire CBP by calling the Fuel Tank smart contract, which internally triggers the Cashier to collect the accompanying USDC payment. The exchange rate between CBP and USDC is determined and may be adjusted by the Company pursuant to an Ordinary Resolution adopted by the General Meeting through a public vote.

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(3) Transfers or Gifts: Users may also receive CBP from third parties via standard ERC-20 wallet transfers.

ComBoox DAO LLC
(General Keeper)
Collect USDC as deferred income
Mint and/or transfer CBP for sale
Mint as New User Award
Fuel Tank
User 1
Collect CBP as Royalty income
Purchase CBP from Fuel Tank
Pay USDC as consideration
Transfer CBP as free gift
Transfer CBP for sale
User 3
User 2
Pay consideration

CBP operates within the platform as follows:

(1) Minting: CBP is minted by the Company through the Registration Center smart contract.

(2) Deployment: Minted CBP is deposited into the Fuel Tank smart contract for sale to users.

(3) Acquisition: Users obtain CBP via purchase, reward, or third-party transfers.

(4) Usage: CBP is automatically deducted and transferred to Template owners when users call clone contracts.

(5) Burning: CBP may be burned voluntarily by users or by the Company pursuant to an ordinary resolution.

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The Company does not commit to redeem CBP for fiat currency, digital assets, or services. All Templates are provided on an "As Is" basis and do not include any commitment by the Company for upgrades, maintenance, or support.

CBP is freely transferable between wallets and is not subject to any contractual or technical transfer restrictions. Users may sell, gift, or burn CBP at their discretion. CBP is divisible to 18 decimal places (i.e., the smallest unit is 10-18 CBP), consistent with the ERC-20 standard, allowing for fractional use.

While CBP currently functions solely as a royalty payment mechanism, the Company may in the future consider using CBP holders' non-binding voting results-collected through off-chain governance tools-as a reference when determining whether to include a proposed smart contract into the ComBoox Template library. However, such votes will carry no legal effect and shall not bind the Company in any respect.

CBP confers no voting rights, ownership interest, equity participation, or residual claims against the Company. Holders are not entitled to any proceeds in the event of liquidation, merger, or sale of the Company. Because the operation and royalty rates of each Template are permanently encoded upon deployment to the blockchain, and remain functional in a decentralized and immutable manner, the rights of CBP holders are unaffected by changes in Company control or corporate structure.

10.3. Principal Products and Services

The Founding Member, currently as the sole developer of ComBoox, has invested the following rights and interests into the Company as capital contribution:

(1) the beneficiary right to collect royalties of the Templates within the territory of Arbitrum One;

(2) the beneficial right to collect commission of ComBoox Platform; and

(3) the exclusive right to mint CBP.

Therefore, the Company has the right to collect the following passive income in CBP as revenue: (1) royalties for the use of Templates; and (2) commission splitting from the payment of royalties.

The Company's business model is designed to generate passive, on-chain income through rights associated with the ComBoox Platform. The Company has no employees, does not actively provide operational services; rather, it passively earns income through smart contract-defined mechanisms embedded in the platform.

10.4. Owner's rights to Registration Center

In exchange of the Initial Shares, the Founding Member transferred to the Company the owner's rights to Registration Center as part of his capital contribution. From both legal and technical perspectives, the "owner's right to the Registration Center" encompasses two exclusive rights:

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(1) The minting right of CBP; and

(2) The beneficial right to receive a share of commission derived from third-party royalty income.

The term "minting right of CBP" refers specifically to the exclusive authority to invoke a designated function within the Registration Center smart contract that creates and assigns a specified quantity of CBP to a recipient's blockchain address.

In the Arbitrum One blockchain network, both externally owned accounts ("EOAs") and contract accounts ("CAs") are uniquely identified by their respective Ethereum addresses. These addresses are essential for identity verification and access control within smart contracts. To enforce the exclusivity of the owner's rights, the Registration Center includes a dedicated variable to store the owner's address. Each time a protected function (such as minting CBP or transferring ownership) is called, the smart contract first checks whether the message sender's address matches the stored owner address. If the verification succeeds, the function proceeds; otherwise, execution is halted.

At deployment, the Registration Center was initialized with the EOA address of the Founding Member as the owner. Upon completion of the Company's book-entry system-including the deployment of the General Keeper smart contract (which represents the Company as a legal entity on the ComBoox system)-the Founding Member exercised his authority to transfer ownership. He did so by invoking the ownership transfer function, thereby updating the stored owner address to that of the General Keeper's contract address.

Importantly, all dynamic actions initiated by the General Keeper must be based on a prior resolution duly adopted by the General Meeting. As the General Keeper does not contain a predefined function for the subsequent transfer of ownership of the Registration Center, any such future transfer would require the General Meeting to adopt a resolution expressly authorizing the full transaction payload. This ensures that any future change in ownership can only be executed pursuant to a formal, member-approved resolution via public vote.

In summary, ownership of the Registration Center was transferred from the Founding Member to the Company during the initial configuration of the book-entry system. Given that the CBP minting right and the right to receive commission are core corporate rights and assets, the Company does not anticipate transferring these rights to any third party.

10.5. Liabilities

We will take all measures possible to keep the Company away from assuming or incurring any liabilities. Therefore, the Company will not borrow any loan or enter into any contracts that may incur payable liabilities. No employees will be hired, and no managers or members will be paid for remuneration either. In case the Company intends to hire any experts or to buy any services, it shall be arranged in a prepaid mode. The Company will not redeem any Shares it issued, and has no obligation to redeem any CBP it minted or sold.

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10.6. No Bank Accounts and Payment Mechanism

All payments of the Company will be made in ETH or USDC though General Keeper subject to a prior approval of members by Ordinary Resolution.

To mitigate the risk of insider misuse of the Company's assets and to ensure that all expenditures are subject to transparent, member-approved governance, the Company has adopted a strict on-chain asset policy as set forth in the Operating Agreement. Specifically, the Operating Agreement provides that all assets of the Company must be held on-chain, meaning they must be directly or indirectly controlled by smart contracts.

As a result, the Company does not maintain any off-chain bank accounts and will not make payments in fiat currency. All payments by the Company must be made in ETH or USDC through smart contracts. This policy applies universally, including to payments for government fees (such as annual Wyoming LLC fees), services rendered by the Company's registered agent, and legal, accounting, or other professional services.

The Company believes that with the increasing acceptance and regulatory recognition of stable coins, such as USDC, more service providers will accept on-chain assets as payment. However, recognizing that this transition is still ongoing, the Company has implemented a prepay-and-reimburse workaround to address circumstances where fiat payments are required.

To handle fiat obligations while maintaining its on-chain-only asset policy, the Company has established the following process:

(1) Approval: The underlying agreement requiring payment (e.g., for legal fees, state filing fees) is first submitted to the General Meeting and must be approved by a vote of the members.

(2) Advance Payment: A designated member or the manager is authorized to make the fiat payment directly to the service provider or third party.

(3) Reimbursement Proposal: The member or manager then submits a reimbursement proposal to the General Meeting, specifying the fiat amount paid and requesting reimbursement in USDC.

(4) Reimbursement Approval: The proposal is subject to member approval by public vote.

(5) Execution: Upon approval, the authorized member or manager inputs the specific motion ID into the smart contract system to request reimbursement.

(6) Smart Contract Settlement: The smart contract verifies the approved motion and automatically transfers the specified amount of USDC from the Company's treasury (i.e. the smart contract Cashier) to the designated wallet address of the payor.

This process ensures that no fiat currency is held by the Company itself, and that all financial activity is conducted transparently on-chain, subject to members' governance. However, if no member or manager is willing to advance fiat currency payments, the Company may face operational delays or service disruptions.

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10.7. Transparency, Automation, and On-Chain Corporate Governance

In accordance with Section 17-31-109 of the Supplement, management of a DAO "shall be vested in its members or the members and any applicable smart contracts". To comply with this statutory framework, the Company's Operating Agreement includes the following governance provisions:

(1) Decision-Making Authority: The General Meeting, comprising all members, is the sole decision-making body of the Company (OA §9.1.1).

(2) Managerial Powers: Managers do not hold decision-making authority. They are limited to executing administrative, commercial, or technical functions as explicitly authorized by the OA or approved by the General Meeting (OA §10.4.1).

(3) Officer Appointments: The inauguration or impeachment of any manager shall become effective only upon approval by the General Meeting through a public vote (OA §10.4.3).

(4) Legal Acts: All legal acts undertaken on behalf of the Company shall require prior approval by the General Meeting through a public vote (OA §9.1.1).

(5) Legal Documents: all off-chain legal documents become legally binding on the Company only upon the approval by the General Meeting though a public vote (OA §9.1.1);

(6) Assets: The Company's assets are limited to the on-chain assets that capable of being held, controlled, and disposed, directly or indirectly, by the smart contracts General Keeper or Cashier (OA §6.5).

To ensure practical implementation of the above provisions, the following commercial and technical measures have been adopted:

(1) Passive Revenue Model: The Company's revenue is derived from the automatic collection of intellectual property royalties for using the Templates of ComBoox. This passive model requires no active management;

(2) No Traditional Banking: The Company does not maintain a traditional bank account. It uses only USDC and ETH to procure services or reimburse expenses, eliminating the need for off-chain human intervention;

(3) Smart Contract - Based Resolutions: All voting of members is conducted through a smart contract named "General Meeting Minutes," which automatically calculates outcomes and generates resolutions;

(4) Manager Elections: An individual may assume the role of manager (i.e. whose user number is recorded in the smart contract named "Register of Directors") only if the resolution quoted in the calling command can be retrieved from the General Meeting Minutes with the voting status as "passed";

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(5) Asset Transfers: Transfers of ETH or USDC from the Company (i.e. from the smart contracts of General Keeper or Cashier) are permitted and feasible only if the resolution quoted in the calling command can be retrieved from the General Meeting Minutes with the voting status as "passed";

(6) Legal Acts Execution: any on-chain legal acts on behalf of the Company (i.e. calling commands sent from the smart contract of General Keeper) can be triggered only if the relevant resolution quoted can be retrieved from the General Meeting Minutes with the voting status as "passed".

For transparency and public accountability, the Company has implemented the following disclosure measures:

(1) Source Code Publication: All ComBoox platform smart contract source code is publicly accessible on GitHub;

(2) Testing Script Disclosure: Complete test scripts for various scenarios are also disclosed on GitHub, enabling independent verification;

(3) Deployment Verification: All deployed bytecode on the Arbitrum One blockchain is verified on the public explorer Arbiscan.io to confirm that it matches the disclosed source code.

In light of the above, the Company asserts its status as an "on-chain" company. Its governance and operations are executed exclusively via blockchain-based smart contracts, as specified in the OA. All material actions-including asset transfers, expenditures, managerial election, and operational changes-are subject to approval by members through on-chain voting.

Members holding more than 10% of the outstanding Voting Points may submit proposals to a General Meeting. A quorum is achieved when over 25% of Voting Points are cast on a motion.

Resolutions are classified as either Ordinary or Special. An Ordinary Resolution passes only if at least 75% of the Voting Points cast are in favor. A Special Resolution-required for significant matters such as amending governance provisions or replacing core smart contracts-requires at least four times as many votes in favor as against to be approved.

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Managers act solely to implement decisions and manage operations as delegated by Resolutions and have no autonomous decision-making power.

10.8. Markets and Distribution Model

ComBoox is designed as a permissionless, blockchain-native platform intended to serve public companies, private entities, startups, and DAOs. It offers modular Templates for corporate registries, governance automation, and shareholder services via smart contracts deployed on the Arbitrum One network. Access is entirely decentralized-users interact directly with ComBoox smart contracts to create, manage, and operate their legal and financial structures.

The Company does not directly engage in marketing or sales of services. Instead, revenue is generated automatically via the use of ComBoox Templates, with smart contracts collecting CBP from users and directing those proceeds to the Royalty Interest holders of the relevant Templates.

10.9. Development Stage and Technical Deployment

The ComBoox Platform is fully operational and open-source. All smart Templates, testing scripts, and users interfaces have been published on GitHub. The Company's own equity records, governance framework, and financial systems are implemented exclusively through these smart contracts, demonstrating live usage.

No additional technical milestones are required for commercialization. However, the Company expects to develop community contributions, and potentially acquire new Templates subject to members approval and funding.

10.10. Competitive Position and Differentiation

To our knowledge, ComBoox is the first public platform offering fully on-chain smart contracts for equity and corporate governance management. While various software as a service tools and blockchain registries exist, no direct competitor currently offers the same degree of automation, decentralization, and legal integration through autonomous smart contracts. We expect to compete on the basis of technological innovation, transparency, automation, and cost-efficiency rather than through traditional customer relationships or service models.

10.11. Customer Base and Revenue Sources

The Company does not rely on any major customers. All revenues are derived from anonymous, permissionless use of the ComBoox Platform and collected via automated smart contracts. The nature of the system allows for a highly diversified and scalable user base. Accordingly, there is no customer concentration risk at this time.

10.12. Intellectual Property and Royalties

The Company holds exclusive royalty and commission interests in a defined set of Templates as well as minting and pricing rights to CBP within Arbitrum One blockchain network. These interests and rights were developed and contributed by the Founding Member. However, he retains the right to deploy ComBoox on other blockchains. The Company does not currently own any patents or registered trademarks but may acquire additional IPR from external developers if approved by members vote. The source code for all Templates is publicly available, but the royalty logic embedded in smart contracts ensures enforceable monetization.

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10.13. Regulatory Environment and Legal Compliance

The ComBoox Platform is a set of smart contract tools. It can be used by listed companies or private entities, subject to the discretion and compliance responsibilities of each user. The Company does not provide legal advice, governance services, or regulatory compliance on behalf of any platform user.

As the IPR holder and a passive royalty recipient, the Company is not responsible for how users adopt or apply the Templates. Our own regulatory obligations are limited to securities compliance as a public issuer and our pending registration as a transfer agent for our own shares. We maintain automated on-chain recordkeeping and voting to ensure transparency and support for federal disclosure requirements.

We acknowledge that blockchain-based business models exist within a developing legal framework and will continue to monitor and comply with applicable U.S. securities regulations, including the Securities Exchange Act of 1934.

10.14. Government Approvals

There are no government licenses or approvals currently required for operation of the ComBoox Platform. However, our offering and any secondary market trading will be subject to SEC registration. The Company intends to pursue SEC registration as its own transfer agent in connection with its on-chain share issuance and trading mechanisms.

10.15. Employees

To date, the Company had no employees. We do not intend to hire employees and seek to operate, to the extent permitted by applicable law, as a passive intellectual property holding entity with no active business operations. All material business decisions are made collectively by the Company's members through smart contract-enabled voting processes in accordance with the Operating Agreement.

Any execution of approved resolutions will be carried out by an authorized member or designated manager acting without remuneration. In the event that legal, accounting, audit, tax, or similar administrative functions are required to maintain the Company's legal status or regulatory compliance, the General Meeting of members may consider and approve specific motions authorizing the necessary budget and prepayment for such services.

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10.16. Facilities

As an on-chain company, we do not have and have no intents to acquire or lease any facilities for the Company.

10.17. Legal Proceeding

We are not currently a party to any material legal proceedings.

10.18. Feasibility of Bring Legal Action Against Foreign Managers

The Company believes that its unique smart contract-based governance architecture and legal-operational model may essentially minimize risks commonly associated with managerial misconduct, insider control, misrepresentation or insider trading. In response to the concerns on feasibility of bring legal actions against foreign managers, the Company respectfully provides the following disclosure regarding the enforceability of civil liabilities under U.S. Federal securities laws against managers residing in foreign jurisdictions, particularly China. This section also discusses investors' ability to effect service of process and enforce judgments or initiate original actions based on U.S. law in foreign jurisdictions.

Key points are as follows:

(1) The Company's managers have no discretionary power or direct access to assets, preventing exposure to conventional liability;

(2) Service of process on managers located in China is permitted under the Hague Service Convention;

(3) Enforcement of U.S. judgments in China is not assured and depends on reciprocity and public policy review; and

(4) Chinese courts generally do not apply U.S. securities laws in original actions due to sovereignty and legal doctrine.

10.18.1. Overview of Governance and Legal Architecture

The core concept of ComBoox is to utilize transparent, tamper-resistant blockchain to maintain book-entry records of equity, rights, interests, financial data, and governance documents, and to employ smart contracts to automatically control and execute legal acts. This approach empowers right holders to exercise their entitlements directly, eliminates opportunities for obligors to default, and ultimately exclude moral hazard arising from human intervention. In doing so, it aims to replace the inefficient and costly reliance on ex-post judicial remedies with ex-ante consensus on predefined smart contracts.

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The Company's governance and legal architecture is specifically designed to eliminate risks associated with insider control, including unauthorized asset transfers, decision-making abuse, or manipulation of financial or governance disclosures. By embedding decision-making processes in transparent, automated, and immutable smart contracts, the Company excludes the potential for discretionary misuse of authority and enhances investor protection.

(1) Company Assets are Fully On-Chain and Technically Restricted

Company assets are held solely through smart contracts deployed on public blockchain networks. No manager holds keys or has technical capacity to unilaterally transfer or dispose of assets. All asset dispositions require a public vote of the General Meeting, transparently recorded and executed on-chain.

(2) Off-Chain Legal Acts Require On-Chain Member Approval

The Operating Agreement explicitly bars managers from binding the Company to any off-chain contracts unless approved by a public member vote. This precondition eliminates unauthorized corporate representations and significantly limits exposure to liability for misstatements or fiduciary breaches.

(3) Governance and Legal Acts are Fully Disclosed On-Chain in Real Time

Legal acts and corporate decisions are executed and disclosed simultaneously via smart contracts. There is no lag between decision-making and public disclosure, preventing claims related to delayed filings, omissions, or misrepresentations.

(4) Insider Information Misuse is Technically Prevented

All proposals must undergo a public review period before voting and execution. This precludes managers from accessing or using material non-public information for personal gain, structurally mitigating insider trading risks.

(5) Managers Have No Discretionary Authority

Managers perform only technical and administrative functions in accordance with member-approved instructions. This absence of discretionary authority precludes liability from independent decision-making or misconduct.

(6) Managers has NO Remuneration

Under the Operating Agreement, managers receive no remuneration from the Company. There is no opportunity for excessive compensation claims.

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10.18.2. Service of Process in the United States

Service of process on Company managers located in China may be effected under the Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters ("Hague Service Convention"). Both China and the United States are contracting states. Service procedure are as follows:

(1) U.S. court prepares judicial documents in English and provides certified Chinese translations.

(2) Documents are submitted to the Chinese Central Authority: Department of Judicial Assistance and Foreign Affairs, Ministry of Justice of China (the "Ministry").

(3) The Ministry reviews compliance and forwards to the competent Intermediate People's Court (the "Local Court").

(4) The Local Court executes service and returns proof via official channels.

This process complies with Chinese domestic law and ensures the enforceability of the service within China.

10.18.3. Enforcement of U.S. Judgments in China

Chinese law does not automatically recognize U.S. court judgments. Enforcement is governed by the Civil Procedure Law of China and is subject to:

(1) Reciprocity: Chinese courts require evidence that U.S. courts recognize Chinese judgments. To date, this reciprocity remains limited and uncertain.

(2) Public Policy Compliance: Judgments must not contravene Chinese legal principles or harm national interests.

Enforcement process are generally as follows:

(1) Application to Intermediate People's Court in the jurisdiction of the manager's residence or assets.

(2) Submission of notarized judgment, certificate of finality, certified translations, and evidence of reciprocity.

(3) Court reviews for procedural validity, jurisdictional conflicts, and public policy violations.

Chinese courts have historically been reluctant to enforce U.S. judgments, particularly those involving punitive damages, class actions, or regulatory penalties. Thus, enforceability of U.S. securities law judgments in China remains highly limited.

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10.18.4. Bringing Original Actions in Chinese Courts Based on U.S. Securities Laws

Chinese courts generally do not allow the extraterritorial application of foreign public laws, including U.S. securities laws. According to Supreme People's Court guidance, foreign regulatory statutes are not enforceable in Chinese judicial proceedings.

Factors preventing such actions include:

(1) Public Law Classification: U.S. securities laws are deemed regulatory/punitive and not suitable for private enforcement under Chinese civil procedure.

(2) Sovereignty Concerns: Allowing enforcement of foreign securities laws may undermine Chinese jurisdiction over domestic financial regulation.

(3) Public Policy Barriers: Chinese courts apply strict scrutiny to foreign claims to avoid conflict with domestic legal and political interests.

Accordingly, investors are unlikely to succeed in bringing original actions in China based on U.S. securities laws. This limitation reflects China's broader policy of judicial non-recognition of extraterritorial regulatory enforcement.

10.19. Implications of Being an Emerging Growth Company

We are and we will remain an "emerging growth company" as defined under The Jumpstart Our Business Startups Act, or the JOBS Act, until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenues equal or exceed $1.07 billion, (ii) the last day of the fiscal year following the fifth anniversary of our initial public offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) the date on which we are deemed a "large accelerated filer" (with at least $700 million in public float) under the Exchange Act.

As an "emerging growth company", we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

(1) preliminary omission financial information relates to a historical period that we reasonably believe will not be required to be included in this Form at the time of the contemplated offering;

(2) only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis" disclosure;

(3) reduced disclosure about our executive compensation arrangements;

(4) no requirement that we hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

(5) exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have taken advantage of some of these reduced burdens, and thus the information we provide you may be different from what you might receive from other public companies in which you hold securities.

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In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

Notwithstanding the above, we are also currently a "smaller reporting company," meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and that had a public float of less than $250 million or annual revenues of less than $100 million during the most recently completed fiscal year. In the event that we are still considered a smaller reporting company, at such time as we cease being an emerging growth company, the disclosure we will be required to provide in our SEC filings will increase, but it will still be less than it would be if we were not considered either an emerging growth company or a smaller reporting company. Specifically, similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

10.20. Information Required by Item 101(h)(5) of Regulation S-K

The following information is required by Item 101(h)(5) of Regulation S-K, and is recommended to be read together with the more detailed disclosure in the section "10 THE COMPANY'S BUSINESS" of this prospectus.

(1) Principal Products and Services

The Company's principal product is the IPR related to the ComBoox Platform, a blockchain-based system for corporate recordkeeping and governance through smart contracts. The Company also issues CBP, a utility token used solely as a royalty payment mechanism for Template smart contracts. Therefore, the Company has the right to collect the following passive income in CBP as revenue: (1) royalties for the use of Templates; and (2) commission splitting from the payment of royalties.

See Section 10.1 - ComBoox Platform, Section 10.2 - CBP and its Function, and Section 10.3 - Principal Products and Services.

(2) Methods of Distribution

The ComBoox Platform is distributed in a decentralized, permissionless manner through deployment on the Arbitrum One blockchain. Users access Templates directly by interacting with smart contracts. The Company does not operate sales or marketing channels; all usage and royalty payments are collected automatically on-chain.

See Section 10.8 - Markets and Distribution Model

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(3) Status of Publicly Announced New Products or Services

The ComBoox Platform is fully deployed, operational, and open-source. No new products or services have been publicly announced that remain in development. Future Templates may be proposed by community developers and adopted through member approval, but no such proposals are pending at this time.

See Section 10.9 - Development Stage and Technical Deployment.

(4) Competitive Business Conditions and Position

To the Company's knowledge, ComBoox is the first publicly available on-chain smart contract system that integrates equity recordkeeping and governance automation. Competition includes centralized SaaS platforms and other blockchain governance tools. The Company competes primarily on automation, decentralization, transparency, and cost efficiency.

See Section 10.10 - Competitive Position and Differentiation.

(5) Sources and Availability of Raw Materials

The Company does not rely on physical raw materials. Its operations depend on blockchain infrastructure (primarily the Arbitrum One network), which is publicly available and maintained by independent third parties.

(6) Importance of Patents, Trademarks, Licenses, Franchises, and Concessions

The Company does not currently own patents or trademarks. Its intellectual property rights consist of smart contract royalty and commission interests and exclusive CBP minting rights within Arbitrum One. These rights were contributed by the Founding Member.

See Section 10.12 - Intellectual Property and Royalties.

(7) Seasonality of the Business

The Company's business is not seasonal. Usage of the ComBoox Platform and associated royalty income may fluctuate with overall blockchain activity and corporate governance trends, but no material seasonal effects are expected.

(8) Practices Regarding Working Capital

The Company does not maintain conventional working capital accounts. We will take all measures possible to keep the Company away from assuming or incurring any liabilities. All assets are held on-chain in ETH or USDC and disbursed only pursuant to member-approved resolutions. The Company's revenue is collected automatically in CBP, which may be converted to USDC through smart contracts. All payments by the Company must be made in ETH or USDC through smart contracts.

See Section 10.5 - Liabilities, and Section 10.6 - No Bank Accounts and Payment Mechanism.

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(9) Dependence on Major Customers

The Company does not depend on any single customer or small group of customers. All revenues are generated automatically from permissionless usage of ComBoox Templates by a diversified, anonymous user base.

See Section 10.11 - Customer Base and Revenue Sources.

(10) Backlog of Orders

The Company has no backlog orders. Revenue is earned automatically and immediately upon the use of ComBoox Templates.

See Section 10.11 - Customer Base and Revenue Sources.

(11) Government Contracts

The Company is not a party to any government contracts.

(12) Number of Employees

The Company currently has no employees and does not intend to hire employees. All governance, operational, and technical functions are executed automatically through smart contracts or pursuant to member-approved resolutions.

See Section 10.15 - Employees.

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11. PRINCIPAL AND SELLING SECURITYHOLDERS

As long as permitted by law, we will not engage any underwriter or dealer for the Offering. Moreover, as the only shareholder, the Founding Member will not sell any of his Shares in the Offering. On the contrary, the Founding Member voluntarily locks up the Initial Shares till June 30,2027. Therefore, all proceeds of issuance will be received by the Company.

12 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. See "Cautionary Statement Regarding Forward-Looking Statements". Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled "Risk Factors."

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12.1 Overview

We are engaged in the business of acquiring, holding, and commercializing the IPR related to the ComBoox Platform-a block chain-based infrastructure for automating corporate record keeping and governance through smart contracts. We are founded as a Wyoming limited liability company electing to be a DAO on November 8, 2023.

We are not responsible for developing, testing, auditing, or maintenance of any of the Template Smart Contracts of ComBoox. Users are licensed to use the Template Smart Contracts as well as ComBoox on an "AS IS" basis.

12.2. Result of Operations

Our operations to date have been limited. We were incorporated in November, 2023. Other than the Royalty Interests invested by Founding Member as contribution, and the deferred revenue incurred during the configuration process of the Platform and the book-entry system of the Company, we have no other assets or liabilities. We have no employees and do not intend to hire any employees.

12.3 Liquidity and Capital Resources

To date, we have no resources for liquidity or working capital. We are not committed to any capital expenditures. We expect that, after the closing of the offering, the net proceeds from the offering will be sufficient to cover our operating expenses, including compliance and other administrative functions.

Current versions of the Template Smart Contracts have fully covered the anticipated functions that a company may need to book their equity shares or corporate governance records. Therefore, even if the offering proceeds are not so sufficient as expected, our business will still be able to operate and develop independently. Therefore, at present, we do not have further financing plan after the Offering.

As an alternative solution, we may issue new Shares to exchange for new Template Smart Contracts, promotion services or professional services. It will result in dilution of our existing shareholders. However, as per the Operating Agreement of the Company, any capital increase shall be subject to a prior approval of members by Special Resolution.

12.4 Significant Accounting Policies

The Company is engaged in the business of acquiring, holding the IPR and collecting royalties generating therefrom. In regard of accounting records and accounting policies, we have the following special character:

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(1) No Cash or Off-Chain Assets:

As the first company registered on ComBoox and a true DAO, the Company will not open traditional bank accounts or hold off-chain assets. This ensures that all economic interests are directly controlled and disposed of by the Company in accordance with the voting decisions of its members.

(2) ETH and USDC as General Equivalence:

The Company adopts ETH and USDC as its primary payment instruments and value carrier. In other words, the Company treats ETH and USDC as special "general equivalents" for exchanging value with other entities or members. Therefore, the Company has prepared an Cryptos Flow Statement to describe the inflow and outflow of economic interest.

(3) Utility Token:

CBP, or "ComBoox Points", is an ERC-20 token created by the Company to measure and collect royalties. Whenever a user exercises their legal rights on ComBoox (i.e., calls a specific API of smart contracts cloned from the Templates), a royalty is automatically charged from the user and paid to the IPR holder of the relevant Templates. The Company has no obligation to redeem any CBP that has been minted or transferred.

(4) Deferred Revenue:

The Company sells CBP to users in exchange for ETH via Fuel Tank at a ExRate. As a promotional measure, a certain amount of CBP is minted and granted to newly registered users as "prepaid vouchers." All CBP minted or transferred to other entities is booked as "deferred revenue" of the Company and is subsequently written off against the royalty income collected.

(5) Deferred Recognition Value of Royalty Interests:

Due to the following factors: (i) there are no similar decentralized applications (DApps) available on the market; (ii) ComBoox was solely developed by the sole Founding Member; and (iii) it has not yet generated material revenue, it is difficult to recognize the value of Royalty Interests when the Founding Member contributes it in exchange for the initial capital. Therefore, the value of the Royalty Interests will be recognized and amortized only after the Company has legally and publicly issued its equity shares and CBP and has generated material revenue for more than one year.

(6) Unpaid Subscription of Initial Shares:

Corresponding to the deferred recognition of the Royalty Interests value, when the Initial Shares is issued to the Founding Member, it will be booked with the same amount ($300,000.00) simultaneously in Cr. Subscribed Capital and Dr. Unpaid Subscription. And, the latter will also be used to record and track the payable amount of the Initial Shares under the general account of "Owners Equity".

(7) Smart Contract Events:

All economic interests flowing into or out of the Company are automatically recorded in the relevant smart contracts as "events", which are publicly, immutably and permanently stored on block chain. These events can be accessed by client applications globally and in real time. The Company has developed specialized modules in the ComBoox web application to facilitate users in retrieving these events and converting them into human-readable financial reports. Additionally, other client applications can freely access these records.

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(8) Real Time Reports:

Stakeholders can access the above financial reports and accounting records by visiting the ComBoox website (https://comboox.vercel.app/app). The accounting records are updated at the same frequency as the blockchain itself, currently every second. This means that the balance sheet date and the financial reporting period can be set to the smallest possible time unit of one second.

(9) ETH Price:

The exchange rate between ETH and USD is provided on-chain by the ChainLink Price Feed service and off-chain by CoinGecko, both of which are automatically updated in seconds. This ensures that all on-chain transactions are executed at accurate ETH prices and that off-chain accounting records can be properly maintained in USD. Any currency exchange gains or losses are calculated based on the USD value difference between the ETH price at the transaction time and the ETH price at the reporting time.

12.5.10 Off-Balance Sheet Arrangement

During the periods presented and as of the current date, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

13 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As per the Operating Agreement, the day-to-day operation of the Company will be managed by members though public on-chain voting. Some important issues need to be approved by Special Resolution, while, most of the daily affairs only need to be approved by Ordinary Resolution. The manager has no decision making power and will only be responsible for duties set out by the Operating Agreement, or executing resolutions of General Meeting.

Due to the facts that the Founding Member: (1) is the developer of ComBoox; (2) holds substantial ratio of Shares of the Company; and (3) has nomination right for the position of manager, he may be deemed has and will keep having significant influences to the Company.

Mr. Li Li is the Founding Member of the Company, who is 48 years old and a corporate, securitization & data compliance lawyer of China with 18+ years experiences. He earned his bachelor of economics in Nankai University and Juris Master in Peking University. He is a senior expert of Beijing FinTech Industry Alliance, holding two blockchain patent applications registered and granted by China Intellectual Property Office, and two blockchain patent applications registered with WIPO pursuant to the Patent Cooperation Treaty. He won the first prize in "2021 China Merchants Bank Blockchain Application Innovation Competition" for his "ABS Cash Flow Tracking System" developed on Hyperledger Fabric 2.0, and was awarded as "Best Contributor to the Smart Contract Library" by FISCO BCOS Community for his "Equity Shares Book-Entry System" developed in Solidity

Name	Position	Age	Term of Office (Start Date)	Term of Office (End Date)
Li Li *	Manager	48	June 11, 2024	December 31, 2026

* Domicile of Mr. Li Li: 34/F, 3rd Building, No. 77 Jianguo Road, Beijing, China

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14 COMPENSATION OF MANAGERS

In order for the Company to operate under the concept of DAO and to remain as a passive income entity, no remuneration will be paid to managers or members.

15 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 18, 2024, we entered into a Capital Contribution Agreement with our Founding Member, Mr. Li Li. Pursuant to this agreement, Mr. Li contributed all intellectual property rights related to the ComBoox Platform to the Company. In exchange, the Company issued to Mr. Li 2,500,000,000 Class A Shares and 500,000,000 Class B Shares. As a result, Mr. Li currently owns 100% of the Company's outstanding equity prior to this offering.

Mr. Li is our Founding Member and therefore a related party. The Capital Contribution Agreement is filed as Exhibit 10.1 to this Registration Statement.

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16 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

In exchange of the Royalty Interests and CBP's Minting Right on Arbitrum One, the Company has issued 2,500,000,000 Class A Shares and 500,000,000 Class B Shares to Founding Member.

The following table sets forth the number, percentage and voting points of each class of shares beneficially owned as of September 30, 2025 and upon completion of this offering, by:

(1) each person known to us to beneficially own more than 5% of any of the shares; and

(2) each of our managers.

As the sole Member and the only Manager, the Founding Member holds all the Shares before this offering.

Name of Beneficial Owner	Prior to this offering						After to this offering
	Class A		Class B		Voting Points		Class A		Class B		Voting Points
	Shares	%	Shares	%	Number	%	Shares	%	Shares	%	Number	%
5% or Greater Shareholder:
Li Li*	2,500,000,000	100	500,000,000	100	100,500,000,000	100	2,500,000,000	100	500,000,000	1.31	100,500,000,000	72.77
Managers:
Li Li	2,500,000,000	100	500,000,000	100	100,500,000,000	100	2,500,000,000	100	500,000,000	1.31	100,500,000,000	72.77

* Domicile of Mr. Li Li: 34/F, 3rd Building, No. 77 Jianguo Road, Beijing, China

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17 DESCRIPTION OF SECURITIES

17.1. Attributes of Shares

"Share" means a member's minimum unit of ownership interests and rights in the Company, par value of which is $0.0001. Shares will be booked automatically on Register of Shares in form of a digital object named "Certificate of Contribution" with the following key attributes:

(1) "Shareholder" means the ownership title holder of the subject Shares (i.e. a member of the Company), who will be booked and indicated in form of its User Number;

(2) "Par Value" represents the subscribed contribution amount of the subject Shares, the minimum unit of which is 0.0001 USD;

(3) "Paid Value" represents the paid-in contribution amount of the subject Shares that actually received by the Company, the minimum unit of which is 0.0001 USD;

(4) "Clean Paid" represents the paid-in contribution amount of the subject Shares that has no encumbrances attached and can be freely disposed by the Shareholder, the minimum unit of which is 0.0001 USD;

(5) "Price of Par" refers to the per share acquiring price for the unpaid Par Value of the subject Shares, the minimum unit of which is 0.0001 USD;

(6) "Price of Paid" means the per share acquiring price for the Paid Value of the subject Shares, the minimum unit of which is 0.0001 USD;

(7) "Total Value" means the total acquiring value of the subject Shares indicated in USD, which shall be calculated as following:

Total Value = Price of Paid * Paid Value + Price of Par * (Par Value - Paid Value)

(8) "Voting Weight" means percentage weight of each Share when calculating the voting rights of the subject Shares, and the calculation result shall be called as "Voting Points" which shall be the basis to calculate the aggregate voting rights of a member. The minimum unit of Voting Weight is one percent. Therefore, the total Voting Points of the subject Shares shall be calculated as:

Voting Points = Voting Weight * Par Value / 100

(9) "Distribution Weight" means percentage weight of each Share when calculating the distribution rights of the subject Shares, and the calculation result shall be called as "Distribution Points", which shall be the basis to calculate the aggregate distribution rights of a member for distributing profits or residual assets, or assuming loss or liabilities of the Company. The minimum unit of Distribution Weight shall be one percent. Therefore, the total Distribution Points of the Shares shall be calculated as:

Distribution Points = Distribution Weight * Par Value / 100

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17.2. Automatic Adjustment of Amount Attributes

The smart contracts may automatically adjust certain amount attributes of the Shares under specified conditions. For example, the smart contracts is designed to dynamically modify the Par Value, Paid Value, and Clean Paid status of Shares during transactions, based on predefined logic embedded in the smart contracts. These automatic adjustments ensure accurate and transparent share accounting and are further explained below, and will not result in any unintended modification to the total number of shares outstanding.

(1) When a shareholder completes a capital payment for subscribed Shares, both the Paid Value and Clean Paid attributes of the relevant Certificate of Contribution are increased accordingly.

(2) When a shareholder enters into a binding share transfer agreement, the Clean Paid is reduced by the transfer amount to prevent multiple commitments over the same interest.

(3) Upon full payment by the transferee, a portion of the Par Value and Paid Value in the transferor's Certificate of Contribution is reduced, and a new one is created for the transferee, reflecting the transferred amount in all three attributes.

(4) If the original Certificate of Contribution's balance in Par Value and Paid Value reaches zero, that Certificate of Contribution is revoked and removed from the Register of Shares.

These operations are executed automatically through smart contracts and represent mechanical adjustments to existing digital records. They do not result in any change to the total number of issued shares, do not alter the type or class of securities concerned and do not affect voting rights, dividend rights, liquidation rights, or conversion privileges thereof. Such adjustments are intended solely to maintain accurate share accounting and do not constitute a new issuance of securities under the Securities Act of 1933. Section 3(a)(9) is therefore not applicable.

Please refer to Exhibit 32.1 for the flowchart and description of the relevant APIs, and to Exhibit 32.2 for the corresponding source code. In particular, the transferShare() function of the Register of Shares smart contract, together with the regShare() and subAmtFromShare() functions of the Shares Repo smart contract, set forth the detailed algorithms governing share transfer transactions.

As of the date hereof, 2,500,000,000 Class A shares and 500,000,000 Class B shares have been issued to the Founding Member. In addition, up to 37,600,000,000 Class B shares may be issued through listing in accordance with Listing Rule (No.1024 Rule) of the Shareholders' Agreement. Any amendment to such Listing Rule would require a corresponding amendment to the Shareholders' Agreement, which may only be effected by a Special Resolution approved by holders representing at least 80% of the voting rights.

To the extent a transfer of securities occurs and results in a new Share record being created in the name of a new holder, such transfer is made exclusively in exchange for existing securities from the same issuer and on terms not involving any consideration other than the securities themselves, along with the performance of obligations arising under pre-existing agreements (e.g., capital contributions or payments).

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17.3. Classes of Shares

The Company has issued two Classes of Shares: Class A Shares and Class B Shares. Comparing with Class B Shares, Class A Shares have 40 times Voting Weight. All the Shares can be issued or traded in fractions with a minimum unit of a Share.

The Company has issued 2.5 billion Class A Shares and 500 million Class B Shares to the Founding Member in exchange for the Royalty Interests and minting rights to CBP. All such Shares are subject to a lock-up period until June 30, 2027, during which time they may not be transferred, pledged, or otherwise disposed of except as permitted by a Special Resolution of the General Meeting.

Please see "Dilution" Section of this prospectus for detailed information in this regard.

17.3.1. Key Terms of Class A Shares

(1) Voting Rights: Each Class A Share carries forty (40) Voting Points, used for governance purposes within the ComBoox smart contract system. Voting Points are allocated in proportion to the Par Value of subscribed (but not necessarily paid-in) capital.

(2) Distribution Rights: Each Class A Share carries one (1) Distribution Point. Class A shareholders are entitled to receive distributions declared by the Company in accordance with their Distribution Points, which are also calculated based on the Par Value of subscribed capital.

(3) Liquidation Rights: Upon any liquidation or winding up of the Company, Class A shareholders are entitled to receive liquidation proceeds pro rata in accordance with their Distribution Points, after payment of all liabilities.

(4) Conversion Rights: Class A Shares are not convertible into other classes of equity.

17.3.2. Key Terms of Class B Shares

(1) Voting Rights: Each Class B Share carries one (1) Voting Points, used for governance purposes within the ComBoox smart contract system. Voting Points are allocated in proportion to the Par Value of subscribed (but not necessarily paid-in) capital.

(2) Distribution Rights: Each Class B Share carries one (1) Distribution Point. Class B shareholders are entitled to receive distributions declared by the Company in accordance with their Distribution Points, which are also calculated based on the Par Value of subscribed capital, at the same sequence with Class A Shares.

(3) Liquidation Rights: Upon any liquidation or winding up of the Company, Class B shareholders are entitled to receive liquidation proceeds pro rata in accordance with their Distribution Points, after payment of all liabilities, and at the same sequence with Class A Shares.

(4) Conversion Rights: Class B Shares are not convertible into other classes of equity.

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17.4. Deferred Evaluation and Profits Distribution Restriction

Following a qualified appraisal of the Royalty Interests contributed by the Founding Member as part of its capital, if the evaluated Royalty Interests value exceeds the payable amount of the subscribed Initial Capital (i.e., the 2.5 billion Class A and 500 million Class B Shares minus the $7,500 paid in capital), the Founding Member may apply the excess value to purchase additional Class B Shares at a price of $0.0001 per share.

If the Royalty Interests appraisal is less than the payable amount of the subscribed Initial Capital, the Founding Member may either (i) contribute the shortfall in USDC, or (ii) request a proportionate reduction in equity, with Class B Shares reduced before Class A Shares.

No distributions of profit shall be made until:

(1) the Company has legally publicly offered its Shares and CBP for more than one year,

(2) the Royalty Interests contributed by the Founding Member has been duly appraised based on the actual income of the Company by a qualified third-party evaluation institution, and

(3) An Ordinary Resolution has been approved by the General Meeting.

18 SHARES ELIGIBLE FOR FUTURE SALE

Prior to the Offering, there has been no public market for our Shares, and a liquid trading market for our Shares may not develop or be sustained after the offering. Future sales of our Shares in the public markets, or the availability of such Shares for sale in the public markets, could adversely affect market prices prevailing from time to time.

On condition that the Company successfully completed all registration or exemption procedures with SEC pursuant to the relevant laws and regulations, all of the Shares sold in this Offering will be freely tradable on-chain, by means of Trade Mode as defined in the Operating Agreement and implemented in Smart Contracts, without restriction or further registration under the Securities Act, unless such shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act.

On condition that the offering statement, of which this prospectus is a part, and the Form TA submitted by the Company for acting as the transfer agent of its own Shares, are both qualified by the SEC, an initial public offering will be organized on our List of Orders, the specific smart contract adopted by the Company to facilitate Verified Investors to trade Shares on Arbitrum One.

Verified Investors may use USDC to directly acquire Offered Shares at the offering price on the List of USD Orders. Upon closing, new Shares will be automatically issued to the buyer and the consideration paid in form of USDC will be received and held by the Company directly. During the entire process of the initial offering, no underwriters, brokers, dealers or other intermediaries will be involved.

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Furthermore, the List of Orders also can list all Sell Orders placed by shareholders and automatically match and close deals against the Buy Orders placed by Verified Investors. During the listing trade, no brokers, dealers or market-makers will involve. Shares will be created, altered or revoked under the automatic control of Smart Contracts, and consideration in ETH or USDC will be booked under the name of seller with his or her exclusive control.

Founding Member voluntarily locks up all Class A Shares from resale till the date of June 30, 2027, which has already been implemented and set up in the effective Shareholders Agreement.

19 WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the Offered Shares. This prospectus, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith.

For further information about us and the Offered Shares, we refer you to the offering statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement.

You may read and copy the said information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The domain name of this site is (https://www.sec.gov).

Additional information about ComBoox, may be found on the project's website at (https://comboox.vercel.app). However, the information on such website is not part of this prospectus and should not be relied upon in making an investment decision.

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Unaudited Financial Statements for the Six Months ended June 30, 2025
1 Balance Sheet of June 30, 2025	F-42
2 Statements of Operations for the First Six Months of 2025	F-43
3 Statement of Changes in Members' Equity for the First Six Months of 2025	F-44
4 Statements of Cash Flows for the First Six Months of 2025	F-45
5 Condensed Notes to the Unaudited Financial Statements For the six months ended June 30, 2025	F-46

Unaudited Financial Statements as of September 30, 2025
1 Balance Sheet of September 30, 2025	F-49
2 Statements of Operations for the Third Quarter of 2025	F-50
3 Statement of Changes in Members' Equity for the Third Quarter of 2025	F-51
4 Statements of Cash Flows for the Third Quarter of 2025	F-52
5 Condensed Notes to the Unaudited Financial Statements For the Quarter ended September 30, 2025	F-53

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

ComBoox DAO LLC

Opinion on the financial statements

We have audited the accompanying balance sheets of ComBoox DAO LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in members' equity and cash flow, for the period ended December 31, 2024, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles (GAAP).

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

We determined that there are no critical audit matters.

/s/ Kustov & Associates, Inc.

San Francisco, California

March 12, 2025

We have served as the Company's auditor since 2024.

F-2

Balance Sheets

	As of 23:59:59 December 31
	2024	2023
Intangible Assets - IPR	$0.00	0.00
Intangible Assets - ETH	0.00	0.00
Total Assets	$0.00	0.00
Deferred Revenue	53,420.55	0.00
Total Liabilities	$53,420.55	0.00
Subscribed Capital	300,000.00	0.00
Less: Unpaid Subscription	(300,000.00)	0.00
Retained Earnings	(53,420.55)	0.00
Total Equity	$(53,420.55)	0.00
Total Liabilities and Equity	$0	0

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

F-3

Statements of Operations

	For the year ended 23:59:59 December 31
	2024	2023
Royalty Income	$112.90	0.00
Gross profit	112.90	0.00
Selling, General, and Administrative	37,561.12	0.00
Gain and Loss on Digital Assets	15,972.33	0.00
Total Operating Expenses	53,533.45	0.00
Income Before Taxes	(53,420.55)	0.00
Income Tax Expense	0.00	0.00
Net Income (Loss)	$(53,420.55)	0.00

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

F-4

Statements of Changes in Members' Equity

	Class A Paid-In Capital	Class B Paid-In Capital	Additional Paid-In Capital	Retained Earnings	Total Equity
Balance at November 8, 2023	$0	0	0	0	0
Net Income	-	-	-	-	-
Balance at December 31, 2023	0	0	0	0	0
Net Income	-	-	-	(53,420.55)	(53,420.55)
Balance at December 31, 2024	$0	0	0	(53,420.55)	(53,420.55)

The period from November 8, 2023, to December 31, 2023, is a short reporting period as the Company was incorporated on November 8, 2023. For further details, refer to 3.7. The accompanying notes are an integral part of these audited financial statements.
See Report of Independent Registered Public Accounting Firm.

F-5

Statements of Cash Flows

	For the year ended 23:59:59 December 31
	2024	2023
Increase Deferred Revenue	$0	0
Other Income	0	0
Sales, General & Administrative	0	0
Net Inflow from Operating Activities	0	0
Purchase of IPR	0	0
Net Outflow for Investing Activities	0	0
Proceeds From Share Issuance	0	0
Distribution	0	0
Net Inflow from Financing Activities	0	0
Net Inflow	$0	0

The Company operates exclusively with digital assets and does not maintain traditional cash or bank accounts. All transactions, including those related to the minting, exchange, and transfer of assets, are conducted using on-chain digital assets. As a result, the Statement of Cash Flows reflects a zero balance, as there are no cash inflows or outflows in the conventional sense.
The accompanying notes are an integral part of these audited financial statements.
See Report of Independent Registered Public Accounting Firm.

F-6

Notes to the Audited Financial Statements

As of December 31, 2024

1. Description of Business

Comboox DAO LLC (the "Company") is a Wyoming limited liability company that has elected to be a decentralized autonomous organization pursuant to the Wyoming Limited Liability Company Act and the Wyoming Decentralized Autonomous Organization Supplement. The Company was formed on November 8, 2023.

ComBoox ("ComBoox" or the "Platform") is a corporate book-entry platform consisting of a core smart contract called the "Registration Centre" and a set of template smart contracts (the "Templates") deployed on the public blockchain network, Arbitrum One. It is designed to automatically record share transactions and corporate governance activities of companies, enabling stakeholders to exercise their legal rights in a self-service manner.

The Company is engaged in the business of acquiring and holding the beneficiary rights to Templates within Arbitrum One (the "IPR") and collecting royalties generated therefrom. Additionally, the Company is entitled to collect up to a 20% commission on each royalty payment collected by future authors on ComBoox. The Company is categorized as a passive income entity that holds IPR of Templates and collects relevant royalties and commissions derived therefrom.

Under the automatic control of predefined smart contracts, companies registered on ComBoox can have their share transactions and corporate governance activities fully managed, monitored, and recorded by smart contracts. No agents or intermediaries are required; rights holders can directly exercise their rights, obligors have no opportunity to default, and a full range of information can be disclosed in real-time along with the relevant legal acts.

The Company has the following special characteristics regarding the accounting records and policies:

(1) No Cash or Off-Chain Assets: As the first company registered on ComBoox and a true DAO, the Company will not open traditional bank accounts or hold off-chain assets. This ensures that all economic interests are directly controlled and disposed of by the Company in accordance with the voting decisions of its Members.

(2) ETH as General Equivalence: The Company adopts ETH as its primary payment instrument and value carrier. In other words, the Company treats ETH as a special "general equivalent" for exchanging value with other entities or Members. Therefore, the Company has prepared an ETH Flow Statement to describe the inflow and outflow of economic interests to and from itself.

F-7

(3) Utility Token: CBP, or "ComBoox Points," is an ERC-20 token created by the Company to measure and collect royalties. Whenever a user exercises their legal rights on ComBoox (i.e., calls a specific API of smart contracts cloned from the Templates), a royalty is automatically charged from the user and paid to the IPR holder of the relevant Templates. The Company has no obligation to redeem any CBP that has been minted or transferred.

(4) Deferred Revenue: The Company sells CBP to users in exchange for ETH via a smart contract called "fuel tank" (the "Fuel Tank") at a predetermined exchange rate set by the Company (the "ExRate"), which is currently 1:1 (ETH/CBP). As a promotional measure, a certain amount of CBP is minted and granted to newly registered users as "prepaid vouchers." All CBP minted or transferred to other entities is booked as "deferred revenue" of the Company and is subsequently written off against the royalty income collected.

(5) Deferred Recognition Value of IPR: Due to the following factors: (i) there are no similar decentralized applications (DApps) available on the market; (ii) ComBoox was solely developed by the sole founding member (the "Founding Member"); and (iii) it has not yet generated material revenue, it is difficult to recognize the value of IPR when the Founding Member contributes it in exchange for the initial capital. Therefore, the value of the IPR will be recognized and amortized only after the Company has legally and publicly issued its equity shares and CBP and has generated material revenue for more than one year.

(6) Unpaid Subscription of Initial Capital: Corresponding to the deferred recognition of IPR, when the Initial Capital is issued to the Founding Member, it will be recorded as $300,000.00 in Cr. Subscribed Initial Capital and Dr. Unpaid Subscription of Initial Capital. The latter will also be used to record and track the payable amount of the Initial Capital under the general account of "Owner's Equity."

(7) Smart Contract Events: All economic interests flowing into or out of the Company are automatically recorded in the relevant smart contracts as "events," which are publicly, immutably, and permanently stored on the blockchain. These events can be accessed by client applications globally and in real time. The Company has developed specialized modules in the ComBoox web application to facilitate users in retrieving these events and converting them into human-readable financial reports. Additionally, other client applications can freely access these records.

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(8) Real Time Reports: Stakeholders can access the above financial reports and accounting records by visiting the ComBoox website (https://comboox.vercel.app/app ). The accounting records are updated at the same frequency as the blockchain itself, currently every second. This means that the balance sheet date and the financial reporting period can be set to the smallest possible time unit of one second.

(9) ETH Price: The exchange rate between ETH and USD is provided on-chain by the Chainlink Price Feed service and off-chain by CoinGecko, both of which are updated automatically in seconds. This ensures that all on-chain transactions are executed at accurate ETH prices and that off-chain accounting records can be properly maintained in USD. To calculate the value of CBP transactions, the ExRate is used to first convert CBP into ETH and then into USD. Any currency exchange gains or losses are calculated based on the USD value difference between the ETH price at the transaction time and the ETH price at the reporting time.

This report, along with the accounting records of the Company, is prepared based on the principles outlined above.

2. Summary of Significant Accounting Policies

2.1. Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about current economic and market conditions, as well as, for some estimates, future conditions. These estimates affect the reported amounts and related disclosures in the financial statements. The Company bases its estimates and judgments on historical experience and various other assumptions and information that it believes to be reasonable under the circumstances.

Although the Company's estimates consider current and expected future conditions, actual conditions could differ from expectations, which could materially affect the Company's results of operations, financial position, and cash flows.

Estimates are used for, but are not limited to, determining the valuation of intangible assets and the useful lives applied in amortization.

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2.2. Revenue Recognition

The Company's revenue primarily consists of royalties from IPR licensing and commissions derived therefrom. It uses a utility token called "ComBoox Points" ("CBP") to measure and collect royalties. Users of ComBoox can establish a comprehensive bookkeeping system for their company on the platform using smart contracts cloned from Templates. Thereafter, stakeholders may conduct various legal acts related to equity rights and corporate governance on the blockchain in a self-service mode.

Whenever a user executes legal rights on ComBoox by calling specific APIs of smart contracts created by cloning the Templates, a sum of CBP is automatically deducted from the user's balance and transferred to the beneficial rights holder of the relevant Templates. The payment is collected in CBP at the price predefined by the author of the relevant Templates. Revenue is recognized when the royalty payments made by a user executing their legal rights are recorded under the Company's address in the Registration Center (i.e., the record-keeping smart contract of CBP). Simultaneously, an equivalent value of the royalties is written off from Deferred Revenue accordingly.

2.2.1. Revenue Recognition Policy

The Company recognizes revenue in accordance with ASC 606, "Revenue from Contracts with Customers," which follows a five-step model:

(1) Identify the contract with a customer: The Company's customers enter into a contract upon utilizing itssmart contract system, which requires the transfer of CBP as royalty payments. These transactions are executed automatically via the ComBoox Platform and the blockchain infrastructure.

(2) Identify the performance obligations in the contract: The Company's performance obligation is to provide access to its intellectual property ("IP") and smart contract services. When a customer executes their legal rights via smart contract APIs, the corresponding royalty fees (CBP) are transferred as compensation for the license granted.

(3) Determine the transaction price: The transaction price is determined based on the quantity of CBP transferred, multiplied by the predefined CBP/ETH exchange rate of 1:1 set by the Company. The equivalent ETH amount is then converted to USD using the latest available CoinGecko ETH/USD exchange rate, which represents the fair value of the transaction.

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(4) Allocate the transaction price to the performance obligations: The entire transaction price is allocated to the licensing of the Company's intellectual property and smart contract services, as this constitutes the sole deliverable in the transaction.

(5) Recognize revenue when (or as) the performance obligation is satisfied: The performance obligation is satisfied when CBP is transferred from the user to the Company's address in the Registration Center. Revenue is recognized at that point, as the Company has provided the customer with access to its smart contract system.Simultaneously, an equivalent amount is written off from Deferred Revenue, ensuring proper revenue recognition.

2.2.2. Disaggregation of Revenue

The Company's revenue is derived from royalty revenue, which is recognized at the point in time when the CBP is transferred to the Company address and recorded on the blockchain. Since the smart contract executes transactions automatically, revenue recognition occurs in real-time upon each transfer event.

	For the year ended 23:59:59 December 31,2024
	CBP	USD
Revenue by Timing of revenue recognition	0.04218	112.9
Revenue at a Point in Time	0.04218	112.9
Revenue Over Time	0	0

2.2.3. Breakdown of Revenue Sources

The Company's revenue consists of two primary sources:

(1) Royalty Revenue: Payments collected from users executing their legal rights through smart contracts, transferred to the Company's address in CBP and converted to USD.

(2) Commission Revenue: A 20% commission on royalty payments collected by future authors of Templates on ComBoox.

Revenue is recognized at the point in time when the CBP is transferred to the Company address and recorded on the blockchain. Since the smart contract executes transactions automatically, revenue recognition occurs in real-time upon each transfer event.

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2.2.4. Revenue Calculation Process

The revenue calculation process is automated and follows these steps:

(1) Retrieve CBP transfer data from the "Transfer" event in the Registration Center.

(2) Convert CBP to ETH using the predefined 1:1 ExRate.

(3) Convert ETH to USD using the latest available CoinGecko ETH/USD price, which represents a volume-weighted average price across multiple digital assets exchanges.

(4) Recognize revenue and write off the corresponding amount from Deferred Revenue.

This methodology ensures accurate, consistent, and real-time revenue recognition in compliance with ASC 606. The Company continuously monitors and updates its pricing methodology to reflect fair market values for accurate financial reporting.

2.3. Deferred Revenue

Deferred Revenue is the only type of liability of the Company, representing the value of CBP held by entities other than the Company. In other words, it quantifies the rights to use the smart contracts cloned from the Templates.

The Company may mint or transfer CBP as a utility token to external entities through the following methods:

(1) Transfer CBP to buyers automatically through the Fuel Tank at the exchange rate predefined by the Company when they call the "refuel" function of the Fuel Tank and pay an equivalent amount in ETH.

(2) Automatically mint CBP to new users as "New User Awards" in an amount predefined or adjusted from time to time by the Company when they sign up with the Registration Center.

(3) Transfer a specified amount of CBP to a designated address pursuant to a relevant Simple Majority Resolution of the General Meeting of Members.

(4) Mint CBP to the Founding Member to enable him to set up and configure the book-entry system for the Platform and the Company.

Deferred Revenue is recognized when CBP is minted or transferred and recorded under the recipient's address in the Registration Center. When CBP is held by the Company, it is considered a special voucher with no intrinsic value. However, the Company will still calculate and publicly disclose the balance of CBP held by the Company as well as its total supply amount on ComBoox.

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Whenever a user exercises legal rights on ComBoox by calling specific APIs of smart contracts created by cloning the Templates, a sum of CBP is automatically deducted from the user's balance and transferred to the Company, which is the beneficial rights holder of all currently available Templates. Revenue is recognized when the royalty payments made by a user executing legal rights are recorded under the Company's address in the Registration Center (i.e., the record-keeping smart contract of CBP). Simultaneously, an equivalent amount of royalties is written off from Deferred Revenue accordingly.

2.4. Fair value measurements

The Company measures and reports certain financial and digital assets at fair value in accordance with ASC 820 and ASU 2023-04 - Fair Value Measurements and Disclosures. Fair value is determined based on market participant assumptions and categorized into the following levels within the fair value hierarchy:

(1) Level 1: Inputs are quoted prices in active markets for identical assets, such as the publicly available market price of ETH on digital asset exchanges. The Company uses the ETH/USD exchange rate provided by Chainlink Price Feeds (on-chain) and CoinGecko (off-chain) to determine the fair value of ETH.

(2) Level 2: Inputs are observable market data other than quoted prices included in Level 1. The Company does not currently utilize Level 2 inputs for valuation purposes.

(3) Level 3: Inputs are unobservable data for the asset or liability, typically used for complex or illiquid valuations. The Company does not use Level 3 inputs for digital asset valuation.

2.4.1. Valuation Methodology

The fair value of ETH is determined based on the latest available price from Chainlink Price Feeds (for smart contract-based transactions) and CoinGecko (for off-chain reporting). ETH is primarily used by the Company as a payment instrument and value carrier, and its fair value is recorded in USD at the reporting date based on the ETH/USD exchange rate at that time.

The fair value of CBP is determined using the ExRate of CBP to ETH, as predefined by the Company in the Fuel Tank, and then converted to USD using the ETH/USD price from CoinGecko at the transaction date. CBP is not actively traded on an open market; therefore, it does not fall under Level 1 valuation and is instead measured based on the Company's predefined ExRate, which serves as an observable input.

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2.4.2. Unrealized Gains and Losses

Unrealized gains and losses on digital assets arise from fluctuations in ETH/USD exchange rates. The Company calculates the Gain and Loss on Digital Assets based on the difference between the ETH price at the reporting date and the ETH price at the transaction date. Any appreciation in CBP held by third parties is measured using the same methodology, with valuation based on the ETH/USD price at the reporting date.

However, any gains or losses resulting from Additional Paid-In Capital transactions are excluded from operational costs or expenses and are instead recognized directly in Owners' Equity.

The Company ensures that all transactions are accounted for at the correct and accurate fair value by using real-time on-chain price feeds for ETH and structured off-chain data from reputable sources such as CoinGecko.

2.5. Income tax treatment

The Company is organized as a Wyoming Limited Liability Company (LLC) and has elected to be treated as a pass-through entity for U.S. federal income tax purposes under Section 701 of the Internal Revenue Code. As a result, the Company is not subject to federal income tax; instead, taxable income, deductions, credits, and other tax attributes are passed through to its members, who report them on their individual tax returns.

Wyoming state law does not impose state income tax on LLCs or individuals. Therefore, no state income tax liability arises at the Company level. Members are solely responsible for reporting and paying any applicable federal or other jurisdictional income taxes based on their share of the Company's income.

Under ASC 740 - Income Taxes, the Company does not recognize a Deferred Tax Asset (DTA) because it does not directly incur income tax liabilities. Any potential tax benefits or obligations associated with net operating losses or tax credits are allocated to the individual members rather than retained by the Company.

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2.6. Expense classification

The Company's primary current expenses are SG&A, which specifically include New User Awards, Startup Costs, and General Meeting Approved Payments.

2.6.1. New User Awards

As a marketing promotion, the Company automatically mints CBP for new users of the ComBoox platform as a "New User Award". When they sign up with the Registration Centre, a predefined amount of CBP is automatically minted to the user's address. Such transactions are recorded as "Deferred Revenue" on the credit side and as "SG&A" on the debit side.

2.6.2. Startup Cost

To facilitate the Founding Member in setting up and configuring the Platform, the Company minted a sum of CBP to the Founding Member. Such transactions are recorded as "Deferred Revenue" on the credit side and as "SG&A" on the debit side.

2.6.3. General Meeting Approved Payment

The Company may pay ETH or CBP to other parties with the approval of the General Meeting of members. Such transactions will be recorded as "ETH" or "Deferred Revenue" on the credit side and as "SG&A" on the debit side.

3. Details of Significant Balance Sheet and Income Statement Items

3.1. Cash and Cash Equivalentss

As per the Operating Agreement, the Company is not permitted to open traditional bank accounts or hold any off-chain assets. The Company intends to use ETH as a payment instrument and value carrier to pay for services or the IPR of Templates, or to distribute as profits or assets to members. Therefore, cash and cash equivalents as of the Report Time were $0.

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3.2. Receivables

The Company has no trade receivables or any other types of receivables. The Company does not extend credit to customers and operates on a prepayment basis for all services rendered. Therefore, receivables as of the Report Time were $ 0.

3.3. Revenue

3.3.1. Royalty Revenue

Revenue is recognized when the royalties collected in CBP are booked under the address of the Company in the Registration Center (i.e., the record-keeping smart contract of CBP). Such transactions will be recorded as "Royalty Revenue" on the credit side and as "Deferred Revenue" on the debit side.

The Royalty Revenue is recognized entirely at a point in time, with no revenue recognized over time.

	For the year ended 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
Royalty Revenue	0.04218	112.9	0	0

Royalty Revenue is recorded by the Transfer event in the Registration Center with the following filter conditions.

(a) CBP is transferred to the address of the Company (i.e., the address of the General Keeper, representing the legal entity of the Company); and

(b)The sender's address is not the "zero" address (otherwise, it would be a mint transaction).

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91 event Transfer(address indexed from, address indexed to, uint256 indexed value); The Company: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

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3.3.2. CBP Sales Income

To supply CBP to the users of the ComBoox Platform, the Company will sell CBP in exchange for ETH via the Fuel Tank. Buyers may call the "refuel" function of the Fuel Tank and pay their consideration in ETH. The Fuel Tank will then automatically transfer CBP to the buyers at a predefined ExRate. This will be the Company's primary source of ETH inflow.

Such transactions will be recorded with "ETH" on the debit side and "Deferred Revenue" on the credit side. During the Report Period, no CBP was sold via the Fuel Tank.

The Sales Income will be also recognized entirely at a point in time.

	For the year ended 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
CBP Sales Income - ETH	0	0	0	0

CBP Sales Income is recorded through the "Refuel" event in the smart contract of the Fuel Tank. The address of the Fuel Tank and the interface of the Refuel event are as follows:

Address of Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 event Refuel (address indexed buyer, uint indexed amtOfEth, uint indexed amtOfEth);

3.3.3. Other Income

Other Income is recognized when ETH is received without calling a specific function of the General Keeper. Such transactions will be recorded as "Other Income" on the credit side and as "ETH" on the debit side. The Income will be also recognized entirely at a point in time.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Other Income	0	0	0	0

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Other Income is recorded by the "ReceivedCash" event in the General Keeper, with the condition that the ETH is not paid from the Fuel Tank (otherwise, it will be recorded as CBP Sales Income).

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReceivedCash( address indexed from, unit indexed amt);

3.4. Deferred Revenue

At the Report Time, the Company's Deferred Revenue is 16.04782 CBP or 53,420.55 USD. To convert the value of CBP into USD, the Company adopts the ExRate of 1:1 ETH/CBP and applies the ETH price at the Report Time.

	As of 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
Deferred Revenue	16.04782	53,420.55	0	0
CBP Total Supply	104.09	346,498.45	0	0
- CBP of General Keeper	0.04218	140.41	0	0
- CBP of Fuel Tank	88	292,937.49	0	0
Total Deferred Revenue	16.04782	53,420.55	0	0

As an ERC-20 token, CBP's total supply and the balance of a specific holder can be retrieved by calling the "totalSupply" and "balanceOf" functions of its registration smart contract, i.e., the Registration Center.

(1) CBP Total Supply: can be retrieved by calling the "totalSupply" function of the Registration Center with a filter condition for the block number whose timestamp is the latest but still precedes the Report Time.

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Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91 function totalSupply() external view returns( uint256) blockNumber: 290687173n

(2) CBP held by the General Keeper: can be retrieved by calling the "balanceOf" function of the Registration Center with the following filter conditions: (a) the target account must be the address of the General Keeper, and (b) the checkpoint must be at block number 290687173n, i.e., the block number whose timestamp is the latest but still precedes the Report Time.

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

function balanceOf ( address account ) external view returns ( uint256 );

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

blockNumber: 290687173n

(3) CBP held by the Fuel Tank: can be retrieved by calling the "balanceOf" function of the Registration Center with the following filter conditions: (a) the target account must be the address of the Fuel Tank, and (b) the checkpoint must be at block numbered 290687173n, i.e. the block number whose timestamp is the latest but still precedes the Report Time.

	For the year ended 23:59:59 December 31, 2024
	CBP	USD
CBP Flow of Fuel Tank	0	0
Add CBP	176	0
- Withdraw CBP	88	0
- Refuel CBP	0	0
Sub Total of CBP Flow of Fuel Tank	88	0

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Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

function balanceOf ( address account ) external view returns ( uint256 );

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0

blockNumber: 290687173n

3.5. Intangible Assets

3.5.1 IPR of ComBoox

In exchange for the initial capital, the Founding Member invested the following IPR into the Company as a capital contribution:

(1)The partial beneficiary right to the Templates to collect royalties within the territory of Arbitrum One;

(2) The owner's right to the Platform to collect commissions;

(3) The owner's right to the Registration Center for minting CBP.

The Company may mint and transfer a certain amount of CBP to the Fuel Tank as per prior approvals of an Ordinary Resolution, through which the Company may sell CBP to the market and receive sales income in ETH. The Company has no obligation to redeem any CBP.

Under US GAAP, when the Founding Member contributed the above IPR to the Company, it was difficult to recognize the value concerned for the following reasons:

(1) There are no similar software or business models available in the market, making it impossible to identify comparable fair value measurement targets;

(2) ComBoox has not generated material revenue, so there is no reasonable basis for valuation under the revenue method;

(3) ComBoox was developed solely by the Founding Member, meaning that there are no arm's-length transactions or third-party payment records to support the development costs;

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(4) The cost method alone is unlikely to be accepted as a sound basis for valuing the IPR.

For the above reasons, the value of the IPR will be deferred for recognition and amortization until the Company has legally publicly issued its equity shares and CBP, and received material revenue for more than one year. At the Report Time, the recognized value of IPR is zero.

	As of 23:59:59 December 31
	2024	2023
	USD	USD
Beginning Value of IPR	0	0
- Amortization	0	0
Net Value of IPR	0	0

3.5.2. ETH of the Company

In exchange for the initial capital, the Founding Member invested the following IPR into the Company as a capital contribution:

ETH is adopted by the Company to act as a paying instrument and value carrier. In other words, the Company takes ETH as a special "general equivalence" to exchange value with other entities or members.

The Company's ETH mainly comes from its CBP sales income via Fuel Tank, which will be booked as "Deferred Revenue" on the credit side and as "Intangible Assets - ETH" on the debit side.

The Company may hold ETH through two smart contracts: (a) General Keeper, representing the legal entity of the Company; or (b) Fuel Tank, the special vehicle to supply CBP to users of ComBoox. Therefore, the total ETH of the Company shall be the sum of the ETH held by the said two smart contracts.

The exchange rate between ETH and USD is provided on-chain by the ChainLink Price Feed service and off-chain by CoinGecko, both of which are automatically updated in seconds. In this way, the Company can ensure that all on-chain transactions are closed at the correct and accurate ETH price, and that off-chain accounting records can be prepared in USD. A gain or loss of digital assets is calculated based on the USD value difference derived from the ETH price at the reporting time and the ETH price at the transaction time.

To convert ETH into USD and calculate the Gain and Loss of Digital Assets, the Company adopted the most recent ETH price at the Report Time, provided by CoinGecko, which is 3,328.8351 USD/ETH (the "ETH Price of Report Time").

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	As of 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
ETH of Company	0	0	0	0
ETH in General Keeper	0	0	0	0
Less: ETH as Deposits	0	0	0	0
ETH in Fuel Tank	0	0	0	0
Total ETH of Company	0	0	0	0

The ETH of the Company can be retrieved by querying the Registration Center for the ETH balance of a specific address at a particular block or by calling the relevant smart contracts with the respective parameters.

(1)ETH in General Keeper: can be retrieved by querying the ETH balance of the General Keeper address at the block number with a timestamp that is earlier, but closest to, the Report Time.

import { usePublicClient } from "wagmi" ;

const client = usePublicClient ();

const balaOfGK = await client . getBalance ({

address: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d ,

blockNumber: 290687173n ,

});

(2)ETH as Deposits: can be retrieved by calling the "totalDeposits" function of the General Keeper with the block number whose timestamp is earlier, but closest to, the Report Time.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d function totalDeposits () external view returns ( uint ); blockNumber: 290687173n

(3)ETH in Fuel Tank: can be retrieved by querying the ETH balance of the Fuel Tank address with the block number whose timestamp is earlier, but closest to, the Report Time.

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import { usePublicClient } from "wagmi" ;

const client = usePublicClient ();

const balaOfFT = await client . getBalance ({

address: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 ,

blockNumber: 290687173n ,

});

3.6. Selling, General and Administrative

3.6.1. New User Awards

To date, all five new users that received this "New User Award" are accounts controlled by the Founding Member, making these transactions related party transactions under ASC 850.

	For the year ended 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
New User Awards	0.09	210.10	0	0

"New User Awards" are recorded by the "Transfer" event in the Registration Center with the following filter conditions: (a) CBP is transferred from the zero address, and (b) the receiver is not the address of the Company.

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

event Transfer ( address indexed from , address indexed to , uint256 indexed value );

Address of Zero: 0x00

Address of Company : 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

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3.6.2. Startup Cost

To facilitate the Founding Member in setting up and configuring the Platform, the Company minted 16 CBP to the Founding Member.

	For the year ended 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
Startup Cost	16	37,351.02	0	0

"Startup Cost" is recorded by the event "Transfer" in the Registration Center under the following conditions: (a) CBP is transferred from the address of the Company, and (b) the recipient is either User No. 1 or User No. 2, both of whom are controlled by the Founding Member.

Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

event Transfer ( address indexed from , address indexed to , uint256 indexed value );

Company: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

User No.1 : 0xc12c20fd7B50DA0909500dc9bb6758376398F8a8

User No.2 : 0x4399b515FdF8E050CAd4282CE94BA99fe3c844bc

3.6.3. General Meeting of Members Approved Payment

	For the year ended 23:59:59 December 31
	2024		2023
	ETH/CBP	USD	ETH/CBP	USD
GMM Approved Payment	0	0	0	0
GMM Approved Payment - ETH	0	0	0	0
GMM Approved Payment - CBP	0	0	0	0
Sub Total of GMM Approved Payment	0	0	0	0

A GMM-approved payment is recorded by the 'TransferFund' event in the smart contract of 'GMMKeeper.' If the payment is made in ETH, the 'isCBP' argument will be recorded as 'false'; otherwise, it will be recorded as 'true' for payments made in CBP.

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GMMKeeper: 0x7256b47ff39997355ecEC2deFB7C7B332FcFDd42 event TransferFund ( address indexed to , bool indexed isCBP , uint indexed amt , uint seqOfMotion , uint caller );

3.7. Equity accounts and ownership structure

The Company was established on November 8, 2023 and the period from November 8, 2023, to December 31, 2023, represents a short reporting period.

The Company commenced operational activities on May 18, 2024. In exchange for the IPR of ComBoox contributed by the Founding Member, the Company issued to him the Initial Capital with a par value amounting to $300,000.00, which consists of $250,000.00 in Class A Shares and $50,000.00 in Class B Shares. Class A shares have 40 times the voting weight compared to Class B shares.

Subject to successful registration with the SEC and other governing authorities, the Company may publicly issue new equity shares to investors for subscription by ETH, with or without a premium. These transactions will be recorded in the "ETH" account on the debit side and in the "Paid-In Capital" account (for the par value) and "Additional Paid-In Capital" account (for the premium amount) on the credit side. During the Report Period, no new shares were issued.

	As of 23:59:59 December 31
	2024	2023
	USD	USD
Subscribed Capital	300,000.00	0
Less: Unpaid Subscription of Capital	(300,000.00)	0
Paid In Capital	0	0
Additional Paid In Capital	0	0

The amount of Subscribed Capital and Paid-In Capital can be retrieved by calling the "capAtDate" function of the smart contract of the Register of Members, with a filter condition based on the timestamp of the Report Time.

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Register of Members: 0x9dc52b48454b0ab4bf493343eb1d20a2002e3c6a function capAtDate ( uint date ) external view returns ( Checkpoints.Checkpoint memory ); date: 290687173n

The ETH consideration paid for subscribing to the issued shares will be recorded by four specific events for different scenarios.

(1) Paid-In Capital: Indicates that a member has paid a certain amount of ETH to fulfill the obligation of previously acquired shares, which is recorded by the "PayInCapital" event in the smart contract of ROMKeeper.

ROMKeeper: 0xEC20588b8d51C66c2BFaD4FB9A79673d92F6A5b0 event PayInCapital ( unit indexed seqOfShare, unit indexed amt, unit indexed valueOfDeal );

(2) Pay Off Capital Increase Deal: indicates that an Investor has paid the Company a certain amount of ETH to close a capital increase deal as per an investment agreement, which is recorded by the "PayOffCIDeal" event in the smart contract of "ROAKeeper".

ROAKeeper: 0x22914D23fA2cdBB78FBDBbaA46cc991873bD4A80 event PayOffCIDeal( uint indexed caller event uint indexed valueOfDeal)

(3)Close Bid Against Initial Offer: indicates that an Investor has paid the Company a certain amount of ETH to close a listed initial offer for issuing new equity shares, which is recorded by the "CloseBidAgainstInitOffer" event in the smart contract of "LOOKeeper".

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LOOKeeper 0xCAa4bda0fb0b2c6E50Cbf5F3C89c1C56C1820921 event CloseBidAgainstInitOffer ( unit indexed buyer, unit indexed amt )

(4) Close Initial Offer Against Bid:indicates that a listed buy order has been closed by matching it with a newly placed initial offer for issuing new equity shares, resulting in the corresponding amount of ETH being released from the custody account to the Company.This transaction is recorded by the "ReleaseCustody" event in the General Keeper, with the specific reason "CloseInitOfferAgainstBid" codified in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event ReleaseCustody ( unit indexed from, unit indexed to, unit indexed amt, bytes32 reason );

reason: //bytes32 format for string "CloseInitOfferAgainstBid" 0x436c6f7365496e69744f66666572416761696e73744269640000000000000000

3.8. Distribution

Subject to the resolution of the General Meeting of members, the Company may distribute ETH to members.Such transactions will be recorded with "ETH" on the credit side and "Distribution" on the debit side. During the reporting period, the Company made no distributions.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Distribution	0	0	0	0

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Distributions are recorded by the "SaveToCoffer" event in the General Keeper, with the filter condition that the reason is "DistributeProfits" (in Bytes32 format).

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event SaveToCoffer ( unit indexed acct, unit indexed value, bytes32 indexed reason );

reason: ethers. encodeBytes32String ("DistributeProfits")

3.9.Deposits and Custody

To facilitate equity trading and profit distribution, the Company has set up special deposit accounts in the General Keeper. These accounts are exclusively controlled by their respective holders. No other entities, including the Company, may transfer, withdraw, or freeze ETH stored in these accounts. Therefore, these deposits are not recognized as assets of the Company.

When a limit buy order is listed on the smart contract of "List of Orders", the corresponding ETH paid by the buyer will also be stored in deposit accounts as "custody". As long as the limit buy order remains listed, the ETH in custody will be frozen as a special guarantee for transfer to the seller as consideration. It can only be released from custody if the buy order is withdrawn or expires.

During the reporting period, no deposit inflows or outflows occurred.

3.9.1 Deposits Inflow

The seller's consideration, the buyer's refunded over payments, and distributions to members will all be paid into deposit accounts.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Deposits Inflow	0	0	0	0
Distribution	0	0	0	0
Consideration	0	0	0	0
Refund Over Payment	0	0	0	0
Sub Total of Deposits Inflow	0	0	0	0

F-28

Deposit inflows are recorded by the "SaveToCoffer" event in the General Keeper, with their respective reasons.

(1) Distribution: the reason for which is recorded as "DistributeProfits" in Bytes32 format.

GeneralKeeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event SaveToCoffer ( unit indexed acct, unit indexed value bytes32 indexed reason ); reason: ethers. encodeBytes32String ("DistributeProfits")

(2) Consideration: the reasons for which are recorded as "DepositConsiderationOfSTDeal", "CloseBidAgainstOffer", "DepositConsiderationOfSwap", "DepositConsiderationOfRejectedDeal", or "CloseOfferAgainstBid" in Bytes32 format.

GeneralKeeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event SaveToCoffer ( unit indexed acct, unit indexed value bytes32 indexed reason );

reason:
[ ethers. encodeBytes32String ("DepositConsiderationOfSTDeal")

ethers. encodeBytes32String ("CloseBidAgainstOffer")

ethers. encodeBytes32String ("DepositConsiderationOfSwap")

ethers. encodeBytes32String ("DepositConsiderOfRejectedDeal")

ethers. encodeBytes32String ("CloseOfferAgainstBid") ]

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(3)Refund Over Payment:reasons of which are recorded as "DepositBalanceOfOTCDeal", "DepositBalanceOfPayInCap", "DepositBalanceOfSwap", "DepositBalanceOfBidOrder", "DepositBalanceOfRejectedDeal", or "RefundValueOfBidOrder" in Bytes32 format.

GeneralKeeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

event SaveToCoffer ( unit indexed acct, unit indexed value bytes32 indexed reason );

reason:
[ ethers. encodeBytes32String ("DepositBalanceOfOTCDeal"),

ethers. encodeBytes32String ("DepositBalanceOfPayInCap"),

ethers. encodeBytes32String ("DepositConsiderationOfSwap"),

ethers. encodeBytes32String ("DepositBalanceOfBidOrder"),

ethers. encodeBytes32String ("DepositBalanceOfRejectedDea"),

ethers. encodeBytes32String ("RefundValueOfBidOrde") ]

3.9.2. Deposits Outflow

Deposits can be withdrawn by the relevant account holder, constituting an outflow of deposits.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Deposits Outflow	0	0	0	0
Pickup Deposits	0	0	0	0
Sub Total of Deposits Outflow	0	0	0	0

Deposit outflows are recorded by the "PickupDeposit" event in the General Keeper.

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General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event PickupDeposit ( address indexed to, unit indexed caller, unit indexed amt );

3.9.3. Custody Inflow

The Custody Value of a Bid Order is the only inflow of custody. When a limit buy order is placed on the "List of Orders" smart contract, an equivalent amount of ETH must be paid along with the call command. The ETH will be stored in the deposit account as custody.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Custody Inflow	0	0	0	0
Custody Value of Bid Order	0	0	0	0
Sub Total of Custody Inflow	0	0	0	0

The Custody Value of a Bid Order is recorded by the "SaveToCoffer" event in the General Keeper, with the reason specified as "CustodyValueOfBidOrder" in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event SaveToCoffer ( unit indexed acct, unit indexed value, bytes32 reason ); reason: ethers. encodeBytes32String ("CustodyValueOfBidOrder")

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3.9.4. Custody Outflow

There are three scenarios that may cause an outflow of custody: (a) Released to the seller as consideration; (b) Refunded to the buyer as an overpaid balance; or (c) Released to the Company as capital contribution.

	For the year ended 23:59:59 December 31
	2024		2023
	ETH	USD	ETH	USD
Custody Outflow	0	0	0	0
Pay Consideration	0	0	0	0
Refund Balance	0	0	0	0
Close Initial Offer	0	0	0	0
Sub Total of Custody Outflow	0	0	0	0

These three scenarios of custody outflow are recorded by the "ReleaseCustody" event in the General Keeper smart contract, with different reasons in Bytes32 format.

(1)Pay Consideration: the reason for which is recorded as "CloseOfferAgainstBid" in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReleaseCustody ( unit indexed from, unit indexed to, bytes32 reason ); reason: ethers. encodeBytes32String ("CloseOfferAgainstBid")

(2) Refund Balance: the reason for which is recorded as "RefundValueOfBidOrder" in Bytes32 format.

F-32

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReleaseCustody ( unit indexed from, unit indexed to, bytes32 reason ); reason: ethers. encodeBytes32String ("RefundValueOfBidOrder")

(3) Close Initial Offer: the reason for which is recorded as "CloseInitOfferAgainstBid" in Bytes32 format.

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d event ReleaseCustody ( unit indexed from, unit indexed to, bytes32 reason ); reason: ethers. encodeBytes32String ("CloseInitOfferAgainstBid")

4. Income Taxes

As a pass-through entity, The Company has evaluated its tax positions in accordance with ASC 740-10 (Accounting for Uncertainty in Income Taxes) and has determined that it has no uncertain tax positions requiring disclosure. The Company's tax returns remain subject to examination by the Internal Revenue Service (IRS) and other tax authorities for the statutory period of limitations applicable to each jurisdiction.

No provision for income taxes is reflected in the accompanying financial statements, and the Statement of Income does not include income tax expense or benefit.

5. Digital Assets

5.1. CBP and ETH

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CBP is an ERC-20 token created by the Company to measure and collect royalties. When CBP is held by the Company, it is considered a special voucher with no intrinsic value. ETH is adopted by the Company to act as a paying instrument and value carrier. In other words, the Company takes ETH as a special "general equivalence" to exchange value with other entities or members.

The Company uses CBP to measure and collect royalties and receives ETH as consideration for selling CBP. For Sales, General, and Administrative ("SG&A") expenses or template purchase consideration, the Company may pay either CBP or ETH as consideration to the counterparty. Moreover, the Company also accepts ETH as capital contributions from members or as transfer consideration to be settled against listing offers or contractual share transfer deals.

Chainlink Data Feeds were introduced in ComBoox so that the exchange rate of ETH/USD can be retrieved in real-time. As for the exchange rate between CBP and ETH, the Company uses the refuel rate in Fuel Tank (i.e. the ExRate), as this rate serves as the anchor price for supplying CBP to the market.

The Company supplies CBP through the Fuel Tank. Therefore, the Fuel Tank regularly holds an inventory of CBP and ETH. These inventories are recorded as the Company's assets.

5.1.1. CBP Flow of Fuel Tank

CBP can be added to or withdrawn from the Fuel Tank. Together with refuel transactions, these activities form the CBP flows of Fuel Tank.

	For the year ended 23:59:59 December 31
	2024		2023
	CBP	USD	CBP	USD
CBP Flow of Fuel Tank	0	0	0	0
Add CBP	176	0	0	0
- Withdraw CBP	88	0	0	0
- Refuel CBP	0	0	0	0
Sub Total of Custody Outflow	88	0	0	0

Adding CBP is recorded by the "Transfer" event in the Registration Center, with the following conditions: (a) The sender is the General Keeper; and (b) The recipient is the Fuel Tank.

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Registration Center: 0x18F7AE56d1e04B95A2C50AFd528aC3FCb6F23f91

event Transfer ( address indexed from, address indexed to, uint256 indexed value );

General Keeper: 0x68233e877575e8c7e057e83ef0d16ffa7f98984d

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0

Withdrawing CBP is recorded by the "WithdrawFuel" event in the Fuel Tank.

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 event WithdrawFuel ( address indexed owner, unit indexed amt );

Refueling CBP is recorded by the "Refuel" event in the Fuel Tank.

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 event Refuel ( address indexed buyer, unit indexed amtOfEth unit indexed amtOfCbp );

5.1.2. ETH Flow of Fuel Tank

The ETH flows of the Fuel Tank include: (a) Collecting ETH as consideration for CBP sales; and (b) Withdrawing ETH from Fuel Tank to General Keeper.

During the Reporting Period, no ETH inflows or outflows occurred.

F-35

	For the year ended 23:59:59
	2024		2023
	ETH	USD	ETH	USD
ETH Flow of Fuel Tank	0	0	0	0
Refuel ETH	0	0	0	0
- Withdraw ETH	0	0	0	0
Sub Total of ETH Flow of Fuel Tank	0	0	0	0

Refueling ETH is recorded by the "Refuel" event in the Fuel Tank smart contract.

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 event Refuel ( address indexed buyer , uint indexed amtOfEth , uint indexed amtOfCbp );

Withdrawing ETH back to the General Keeper is recorded by the "WithdrawIncome" event in the Fuel Tank.

Fuel Tank: 0x1ACCB0C9A87714c99Bed5Ed93e96Dc0E67cC92c0 event WithdrawIncome ( address indexed owner , uint indexed amt );

5.2. Gain and Loss on Digital Assets

The Company records the USD value of ETH/CBP transactions based on the ETH price at the earliest and latest timestamps of the transactions. The Gain or Loss of Digital Assets is calculated using the ETH price at the Report Time. However, any Gain or Loss of Digital Assets resulting from Paid-In Capital transactions will not be included in operational costs or expenses; instead, they will be recognized solely in Owners' Equity.

F-36

	For the year ended 23:59:59 December 31
	2024	2023
	USD	USD
Gain (Loss) on Digital Assets	0	0
ETH Other Income - G/L	0	0
- ETH GMM Payment - G/L	0	0
CBP Royalty Revenue - G/L	27.51	0
- CBP New User Awards - G/L	(89.50)	0
- CBP Startup Cost - G/L	(15,910.34)	0
- CBP GMM Payment - G/L	0	0
Total Gain (Loss) on Digital Assets	(5,972.33)	0

6. Related Party Transactions

The Company has engaged in the following related party transactions with the Founding Member, in accordance with ASC 850 - Related Party Disclosures:

6.1. IPR Contribution by the Founding Member

As part of the initial capital contribution, the Founding Member transferred certain Intellectual Property Rights (IPR) to the Company and the Company has deferred recognition and amortization of the IPR. For further details, refer to Section 3.5.1.

6.2. Issuance of CBP Tokens to the Founding Member

To facilitate the configuration and setup of the Platform, the Company minted CBP tokens to the Founding Member. For further details, refer to Section 3.6.2 and 5.1.1.

6.3. Marketing Promotions and New User Awards

As part of a marketing strategy, the Company automatically mints CBP tokens for new users of the ComBoox platform as a "New User Award". Upon signing up with the Registration Center, users receive a predefined amount of CBP. For further details, refer to Section 3.6.1.

F-37

7. Commitments and Contingencies

In accordance with ASC 450-20 - Loss Contingencies, the Company has evaluated its legal, contractual, and regulatory obligations and determined that:

(1) As of the reporting time, the Company has no known commitments requiring future financial obligations;

(2) There are no pending or threatened legal proceedings, regulatory investigations, or other contingencies that would require disclosure or accrual under ASC 450-20; and

(3) The Company has not entered into any contractual agreements that create material contingent liabilities.

The Company will continue to monitor and assess any potential commitments or contingencies and will disclose any material changes in subsequent reporting periods as required by US GAAP and PCAOB standards.

8.Management's Discussion and Analysis (MD&A)

8.1. Business Overview

The Company operates within the emerging Web3 and blockchain industry, leveraging smart contracts and decentralized finance (DeFi) models to facilitate legal rights execution, governance, and value transfer. The core business model is built on ComBoox, a system integrating smart contract Templates, an automated Registration Center, and a digital accounting framework. The Company's main revenue source is royalty payments in CBP, an on-chain utility token, which is recognized when recorded in the Company's Registration Center and offset against deferred revenue.

8.2. Industry Trends and Business Outlook

The Web3 ecosystem continues to expand into traditional industries, creating new business models for corporate governance, financial record-keeping, and decentralized organization structures. The Company is strategically positioned in this space through its decentralized legal execution framework, which may gain widespread adoption due to:

(1) Unstoppable Web3 Growth: The increasing adoption of blockchain by enterprises will drive demand for decentralized governance and automated compliance tools, aligning with the Company's core products, which address critical needs for transparency and security in corporate governance.

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(2) Recognition of the ComBoox Model: The Turing Machine-inspired design of ComBoox leveraging Registers for state recording, Shareholder Agreements (or Code of Conduct) for state transitions, and Book Keepers for legal automation has the potential to be recognized by enterprises and regulatory bodies as an innovative compliance and governance solution.

(3) DAO and Digital Corporate Governance: The automation of corporate structures and digital securities represents a critical Web3 breakthrough. The Company's framework for handling equity registration, governance acts, and corporate transactions via smart contracts is likely to gain traction.

8.3. Risks and Uncertainties

8.3.1. Liquidity Risks

The Company operates entirely on-chain, eliminating the need for traditional bank accounts or cash reserves. Current version of the Template Smart Contracts fully supports the anticipated functions required for companies to manage equity shares and corporate governance records, which ensures that the Company can continue to operate and develop its business independently.

8.3.2. Legal and Regulatory Uncertainty

Regulatory clarity on blockchain-based corporate governance is evolving. The Company must continuously adapt to jurisdictional differences and update its smart contract architecture accordingly. The Wyoming DAO LLC framework provides an initial regulatory foundation, but further legal challenges and adjustments may arise as Web3 laws mature.

8.3.3. Accounting, Tax, and Compliance Risks

The pass-through entity structure (per ASC 740) shifts tax obligations to individual members, which requires clear disclosure and tracking of distributable earnings. The valuation of contributed IPR (per ASC 850) is deferred due to the lack of comparable market data. This presents a unique challenge for financial reporting and potential investor scrutiny. The fair value measurement of ETH and CBP (per ASC 820) introduces complexity, particularly in determining unrealized gains and losses due to digital market volatility.

F-39

8.3.4. Intellectual Property Risks

Open-source smart contract development enables transparency but also exposes the Company's IP to unauthorized use and imitation. Although ComBoox's legal compliance focus provides a deterrent against pirated versions, the Company will need to continuously innovate to maintain its competitive edge.

8.3.5. Operational and Market Risks

Token price volatility affects financial performance, requiring robust risk management to stabilize revenue and expense recognition. The adoption curve for blockchain-based legal solutions is uncertain, requiring strategic partnerships and continuous market education efforts.

8.3.6. Dependence on Future CBP Sales

The Company's business strategy is heavily reliant on the adoption of its CBP platform to generate revenue. Key drivers for revenue growth include:

(1) SEC Recognition and Offering Proceeds: The Company expects that, following recognition by the SEC, the net proceeds from the offering will be sufficient to cover operating expenses, including compliance and administrative functions.

(2) Platform Adoption and Clients Expansion: Revenue growth is contingent on increased adoption of the CBP platform and the expansion of the Company's client base, particularly among corporations seeking to automate share transactions and governance activities.

8.3.7. Management's Plans

Given the current market landscape and risk considerations, the Company is committed to:

(1) Enhancing ComBoox's Regulatory Compliance: Adapting the smart contract framework to meet evolving legal requirements across jurisdictions.

(2) Strengthening Financial Reporting Mechanisms: Ensuring GAAP and PCAOB compliance, refining fair value accounting, and maintaining transparent disclosures.

(3) Securing Intellectual Property: Implementing IP protection strategies, such as license-based monetization and proprietary extensions to open-source elements.

(4) Driving Market Adoption: Expanding the user base through DAO partnerships, legal tech collaborations, and blockchain enterprise solutions.

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9. Going Concern

The management has evaluated the Company's ability to continue in the foreseeable future, including the company's business model and future plans, with the following key points:

(1) As a passive interest-holding vehicle, the Company automatically collects royalty revenues from template contracts and does not engage in any other development activities.

(2) Templates are provided to users on an "As Is" basis. The Company is not responsible for upgrades, iterations, or post-sale development. If necessary, the Company may procure templates from third-party authors, subject to approval by the members' meeting.

(3) Pursuant to the Operating Agreement, the Company will use its best efforts to avoid incurring any liabilities. No members or managers will be paid any remuneration, and the Company has no employees and has no plans to hire any employees.

(4) In the event of a successful IPO, members may decide to expand operations through the procurement of specialized services (e.g., marketing, blockchain integration). Absent an IPO, the Company's existing business model is able to support normal operations.

Therefore, management concluded that there was no substantial doubt about the entity's ability to continue as a going concern that required disclosure in such financial statements.

10. Subsequent Event

Additionally, subsequent to the reporting period, the Company's management has continued its efforts to file supplemental materials related to its registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC).

The Company evaluated subsequent events through the date of this audit report. The Company did not have any subsequent events affecting the amounts reported in the financial statements for the year ended December 31, 2024.

F-41

Unaudited Financial Statements for the Six Months ended June 30, 2025

Balance Sheets of June 30, 2025
(Unaudited)

	As of 23:59:59
	June 30, 2025	December 31, 2024
Intangible Assets - IPR	$0.00	0.00
Intangible Assets - ETH	23.14	0.00
Total Assets	23.14	0
Deferred Revenue	44,916.30	53,420.55
Total Liabilities	44,916.30	53,420.55
Subscribed Capital	300,000.00	300,000.00
Less: Unpaid Subscription	(292,500.00)	0.00
Paid In Capital	7,500.00	0.00
ETH Gain/Loss In Equity	336.03	0.00
Retained Earnings	(52,729.19)	(53,420.55)
Total Equity	(44,893.16)	(53,420.55)
Total Liabilities and Equity	$23.14	0.00

F-42

Statements of Operations for the First Six Months of 2025
(Unaudited)

	For the Six Months ended 23:59:59
	June 30, 2025	December 31, 2024
Royalty Income	$226.52	112.90
Gross profit	226.52	112.90
Selling, General, and Administrative	(7,589.33)	(37,561.12)
Gain and Loss on Digital Assets	(173.31)	(15,972.33)
Total Operating Expenses	(7,762.64)	(53,533.45)
Income Before Taxes	(7,536.12)	(53,420.55)
Income Tax Expense	0.00	0.00
Net Income(Loss)	$(7,536.12)	(53,420.55)

F-43

Statements of Changes in Members' Equity for the First Six Months of 2025
(Unaudited)

	Class A Paid-In Capital	Class B Paid-In Capital	Additional Paid-In Capital	ETH Gain/Loss In Equity	Retained Earnings	Total Equity
Balance at July 1,2024	$0	0	0	0	0	0
Net Income	-	-	-	-	(53,420.55)	(53,420.55)
Balance at December 31, 2024	$0	0	0	0	(53,420.55)	(53,420.55)
Net Income	-	-	-	-	(7,536.12)	(7,536.12)
ETH Gain/Loss Adjustment	-	-	-	-	8,227.48	8,227.48
Paid In Capital Contribution	-	7,500.00	-	336.03	-	7,836.03
Balance at June 30, 2025	$0	7,500.00	0	366.03	(52,729.19)	(44,893.16)

F-44

Statements of Cash Flows for the First Six Months of 2025
(Unaudited)

	For the Six Months ended 23:59:59
	June 30, 2025	December 31, 2024
Deferred Revenue From CBP Sales	$0.00	0.00
Other Income	0.00	0.00
Sales, General & Administrative	0.00	0.00
Net Inflow from Operating Activities	0.00	0.00
Purchase of IPR	0.00	0.00
Net Outflow for Investing Activities	0.00	0.00
Proceeds From Share Issuance	0.00	0.00
Distribution	0.00	0.00
Net Inflow from Financing Activities	0.00	0.00
Net Inflow	$0.00	0.00

The Company operates exclusively with digital assets and does not maintain traditional cash or bank accounts. All transactions including those related to the minting, exchange, and transfer of assets are conducted entirely using on-chain digital assets. As a result, the Statement of Cash Flows reflects a zero balance, as there are no cash inflows or outflows in the conventional sense.

F-45

Condensed Notes to the Unaudited Financial Statements
For the six months ended June 30, 2025

Basis of presentation and disclaimer

The accompanying condensed notes are unaudited and have been prepared by management of ComBoox DAO LLC (the "Company") in accordance with U.S. generally accepted accounting principles for interim financial information and pursuant to the requirements applicable to interim disclosures in registration statements filed with the U.S. Securities and Exchange Commission. They are condensed and do not include all of the information and footnote disclosures required by U.S. GAAP for complete financial statements. These condensed notes should be read in conjunction with the audited financial statements and notes included in the Company's audited financial statements as of and for the year ended December 31, 2024.

1. Description of business (condensed)

The Company operates the ComBoox platform, a blockchain-based book-entry and tokenization system deployed on Arbitrum One. The Company issues a utility token called ComBoox Points ("CBP") and historically accepted ETH as consideration for CBP sales via a smart contract commonly referred to as the "Fuel Tank."

2. Summary of significant accounting policies (condensed)

The accounting policies summarized below are condensed from those disclosed in the Company's audited financial statement notes as of December 31, 2024 and are applied consistently in preparing these condensed interim financial statements, except for the change in accounting policy described in Note 2.1 below.

2.1 Change in accounting policy - Fuel Tank update and CBP pricing (highlight)

On June 19, 2025, pursuant to a resolution adopted by the General Meeting of Members, the Company deployed an updated Fuel Tank smart contract that sells CBP for USDC rather than ETH. Concurrently, the members approved a fixed USD price of USD 2,816.15 per CBP (the "CBP Fixed Price"), determined by reference to the 20-calendar-day highest ETH-based equivalent price around the adoption date. The CBP Fixed Price became effective for accounting purposes on June 19, 2025.

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The accounting consequences of this policy change are summarized below and have been applied prospectively from the effective date (June 19, 2025).

2.2 Recognition of CBP and deferred revenue (specific guidance)

  CBP held by the Company is not recognized as an asset on the Company's balance sheet. The Company views CBP retained in on-chain contract addresses that are under the Company's control as a protocol token and not a separate recognized asset for purposes of the Company's financial statements.
  Deferred revenue is recognized only in respect of CBP that are held by entities other than the Company (for example, CBP that have been sold to customers). In such cases, deferred revenue is measured in USD using the CBP Fixed Price of USD 2,816.15 per CBP for reporting periods on or after June 19, 2025.

2.3 Measurement of CBP-denominated expenses and exchange gain/loss mechanics

Certain operating costs and awards to users are paid or denominated in CBP ("CBP-denominated expenses") incurred before June 19, 2025, including new user awards and startup costs issued to founding members. The accounting treatment for such items is as follows:

  Measurement at occurrence date: At the date the CBP-denominated expense is incurred, the expense is measured in USD by reference to the CBP-to-ETH exchange rate ("ExRate") and the observable ETH/USD price at that occurrence date.
  Re-measurement at reporting date: For reporting and presentation purposes, the Company re-measures the USD equivalent of the CBP-denominated items at the reporting date using the CBP Fixed Price of USD 2,816.15 per CBP.
  Exchange gain or loss recognition: The difference between (a) the USD amount initially recorded at the occurrence date (as measured using ExRate and ETH/USD price) and (b) the USD amount determined at the reporting date using the CBP Fixed Price is recognized as an exchange gain or loss in retained earnings. This gain or loss represents the remeasurement effect arising from fixing the reporting price at the CBP Fixed Price while the underlying expense was measured using market-based ETH exchange rates.

2.4 Interaction between deferred revenue, royalty income and retained earnings (impact analysis)

Because the CBP Fixed Price is used to measure deferred revenue and retained earnings is adjusted for the exchange gain or loss described above, the same CBP valuation movement will be reflected concurrently in both deferred revenue and retained earnings. In addition, royalty income recognized before June 19, 2025, which was previously measured based on ETH-denominated CBP pricing, will also be remeasured in retained earnings for the reporting date. Any price differences arising from the transition from ETH-based pricing to the CBP Fixed Price will therefore also be included in retained earnings.

Taken together - including new user awards, startup costs, deferred revenue, and the remeasurement of pre-June 19, 2025 royalty income - these concurrent adjustments offset within equity, and management has concluded that there will be no material effect on the Company's balance sheet as a result of the CBP pricing policy change from ETH-based pricing to a fixed USD price.

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2.5 Other measurement matters

ETH that are held by the Company and not characterized as CBP are measured in USD in accordance with the Company's existing fair-value policy, which uses observable market rates (for example, Chainlink or other market price feeds) under ASC 820. Any unrealized gains or losses arising from those balances continue to be recognized in accordance with the Company's policies described in the audited financial statements.

3. Prospective application and comparative periods

The change described in Note 2.1 is applied prospectively from June 19, 2025. The amounts presented for the six months ended June 30, 2025 reflect the policy change only for transactions and balances effective on or after June 19, 2025. Historical amounts prior to the effective date have not been retrospectively restated.

4. Estimated quantitative impact

As of the issuance date of these condensed notes, management has not identified any material quantitative impact that would require separate pro forma disclosure. The Company will continue to evaluate and, if material, disclose the quantitative effect of the change in subsequent filings.

5. Other condensed disclosures (condensed)

Except as described above, there have been no material changes to the Company's significant accounting policies or other matters that would require disclosure in these unaudited condensed interim notes compared with the audited notes as of December 31, 2024.

Management has evaluated subsequent events through the date these condensed notes were issued and determined that no further disclosure is required beyond the matters described herein.

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Unaudited Financial Statements as of September 30, 2025

Balance Sheets of September 30, 2025
(Unaudited)

	As of 23:59:59
	September 30, 2025	June 30, 2025
Intangible Assets - IPR	$0.00	0.00
Intangible Assets - ETH	38.47	23.14
Total Assets	38.47	23.14
Deferred Revenue	44,879.01	44,916.30
Total Liabilities	44,879.01	44,916.30
Subscribed Capital	300,000.00	300,000.00
Less: Unpaid Subscription	(292,500.00)	(292,500.00)
Paid In Capital	7,500.00	7,500.00
ETH Gain/Loss In Equity	3,871.36	336.03
Retained Earnings	(56,211.90)	(52,729.19)
Total Equity	(44,840.54)	(44,893.16)
Total Liabilities and Equity	$38.47	23.14

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Statements of Operations for the Third Quarter of 2025
(Unaudited)

	For the Quarter ended 23:59:59
	September 30, 2025	June 30, 2025
Royalty Income	$37.29	55.75
Gross profit	37.29	55.75
Selling, General, and Administrative	0	0
Gain and Loss on Digital Assets	0	(5.87)
Total Operating Expenses	0	(5.87)
Income Before Taxes	37.29	61.62
Income Tax Expense	0.00	0.00
Net Income(Loss)	$37.29	61.62

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Statements of Changes in Members' Equity for the Third Quarter of 2025
(Unaudited)

	Class A Paid-In Capital	Class B Paid-In Capital	Additional Paid-In Capital	ETH Gain/Loss In Equity	Retained Earnings	Total Equity
Balance at March 31, 2025	$0	7,500	0	(1,095.00)	(35,523.24)	(29,118.24)
Net Income	-	-	-	-	61.62	61.62
ETH Gain/Loss Adjustment	-	-	-	1,431.03	(17,267.57)	(15,836.54)
Balance at June 30, 2025	$0	7,500	0	336.03	(52,729.19)	(44,893.16)
Net Income	-	-	-	-	37.29	37.29
ETH Gain/Loss Adjustment	-	-	-	3,535.33	(3,520.00)	15.33
Balance at September 30, 2025	$0	7,500.00	0	3,871.36	(56,211.90)	(44,840.54)

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Statements of Cash Flows for the Third Quarter of 2025
(Unaudited)

	For the Quarter ended 23:59:59
	September 30, 2025	June 30, 2025
Deferred Revenue From CBP Sales	$0.00	0.00
Other Income	0.00	0.00
Sales, General & Administrative	0.00	0.00
Net Inflow from Operating Activities	0.00	0.00
Purchase of IPR	0.00	0.00
Net Outflow for Investing Activities	0.00	0.00
Proceeds From Share Issuance	0.00	0.00
Distribution	0.00	0.00
Net Inflow from Financing Activities	0.00	0.00
Net Inflow	$0.00	0.00

The Company operates exclusively with digital assets and does not maintain traditional cash or bank accounts. All transactions including those related to the minting, exchange, and transfer of assets are conducted entirely using on-chain digital assets. As a result, the Statement of Cash Flows reflects a zero balance, as there are no cash inflows or outflows in the conventional sense.

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Condensed Notes to the Unaudited Financial Statements
For the Quarter ended September 30, 2025

1. Basis of presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

2. Summary of significant accounting policies

There have been no material changes to the Company's significant accounting policies as described in the notes to the unaudited financial statements for the six months ended June 30, 2025, except as previously disclosed regarding the CBP pricing policy adopted on June 19, 2025.

3. Subsequent events

Management has evaluated subsequent events through the date these financial statements were issued and determined that no additional disclosure is required.

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COMBOOX DAO LLC

PROSPECTUS

________, 2025

Until _______, 2025 (90 calendar days after the date of this Prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

vi

Part II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, payable by us in connection with the sale of the shares being registered. All amounts shown are estimates except for the SEC registration fee:

Expenses
Legal Fees	$________.00
Blue Sky Qualifications	$________.00
Accounting Fees	$________.00
Total*:	$________.00

*All amounts are estimates. For the interests of and on behalf of the Company, the Founding Member has already paid approximately $[•] of expenses and will pay the remaining expenses from his cash on hand. The Company may reimburse these expenses actually incurred and paid in form of ETH or USDC, provided that such costs and expenses are approved by Ordinary Resolution. If the motion is rejected by the General Meeting, all the costs and expenses will be assumed by the Founding Member.

Item 14. Indemnification of Directors and Officers.

The Operating Agreement provides for the indemnification of a present or former member, manager or agent who is or was serving the Company upon request and approval. Such indemnification shall include, but not necessarily be limited to, expenses, including attorney's fees actually or reasonably incurred by him or her. We may indemnify such individual against all costs, expenses, and liabilities incurred in a threatened, pending or completed action, suit, or proceeding brought because such individual is served for the Company. Such individual must have conducted himself/herself in good faith and reasonably believed that his/her conduct was in, or not opposed to, our best interests. In a criminal action, he/he must not have had a reasonable cause to believe his/her conduct was unlawful.

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At present, there is no litigation or proceeding involving a member or manager of ours as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any manager or member.

Item 15. Recent Sales of Unregistered Securities.

In exchange of Royalty Interests and CBP's Minting Right on Arbitrum One, the Company has issued 2,500,000,000 Class A Shares and 500,000,000 Class B Shares to Founding Member.

Other than the securities mentioned above, the Company has not issued or sold any securities.

Item 16. Exhibits Index.

Index to Exhibits Exhibit No.	Exhibit Description

3.1	Certificate of Organization
3.2	Articles of Organization
3.3	Amendment to The Articles of Organization
3.4	Amended and Restated Operating Agreement
10.1	Amended and Restated Capital Contribution Agreement by and between the Founding Member and the Company
23.1	Consent of Kustov & Associates, Inc
23.2*	Consent of U.S. Counsel
32.1	White Paper of ComBoox
32.2	Source Codes of ComBoox (v0.4.2)
32.3	Founding Member's Undertaking to Provide Funding for Payment Obligations

* To be filed by amendment.

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Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Beijing, China, on [ ], 2025.

Comboox DAO LLC By: Name: Li Li Title: the Founding Member and Manager

Pursuant to the requirements of the Securities Act of 1933, this offering has been signed by the following person in the capacities indicated on the date of [ ], 2025.

Name: Li Li By: Title: the Founding Member and Manager

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